Exhibit 99.19

Notice of Annual Meeting of Shareholders
and
Management Information Circular

March 24, 2020

TABLE OF CONTENTS

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	6
VOTING INFORMATION	6
Voting by Proxy	7
Attending and Voting at the Virtual Meeting	8
VOTING COMMON SHARES	9
PRINCIPAL HOLDERS OF VOTING SECURITIES	9
BUSINESS TO BE TRANSACTED AT THE MEETING	10
Financial Statements	10
Election of Directors	10
Appointment of Auditors	18
REPORT ON EXECUTIVE COMPENSATION	19
Letter from the Human Resources and Compensation Committee	19
Compensation Governance	22
Compensation Discussion and Analysis	24
Executive Share Ownership	32
Succession Planning for Senior Management	34
Performance Graph	34
Compensation Paid to Named Executive Officers in 2019	35
Termination and Change of Control Benefits	38
Equity Compensation Plan Information	40
DIRECTOR COMPENSATION	41
Directors’ Share Ownership	43
Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation	44
Directors Incentive Plan Awards (Value Vested During 2019)	44
REPORT ON CORPORATE GOVERNANCE	46
Board Mandate	46
Independence of Board Members	48
Interlocking Directorships	48
Majority Voting and Advance Notice Nominations	48
Skills Matrix	49
Overseeing and Managing Risk	49
Committees of The Board of Directors	50
Diversity of our Board and Officers	52
Board Renewal	53
Assessment Process	53
Nomination of New Directors and Board Size	54
Board Education Opportunities	54
Compensation of Directors	54

Codes of Ethics	55
Disclosure and Insider Trading Policy	55
Shareholder/Investor Communications and Feedback	55
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION	56
INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	56
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	56
SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING	56
ADDITIONAL INFORMATION	56
DIRECTORS’ APPROVAL	57
APPENDIX A	58

Dear Shareholder,

It is my pleasure to invite you to attend the annual meeting of shareholders of Centerra Gold Inc. (“Centerra”) which will be held on Friday, May 1, 2020, at 11:00 a.m. (Toronto time). At the meeting, we will report to you on Centerra’s performance in 2019 and our plans for the future.

Safety is a core value of Centerra. This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of COVID-19 (coronavirus) and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our annual meeting in a virtual only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/141973431. At this website, shareholders will have an equal opportunity to attend, ask questions and vote. We hope that hosting a virtual meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend our meeting regardless of geographic location.

Included in this package are Centerra’s Notice of Meeting, Management Information Circular and the audited financial statements for the year ended December 31, 2019. These materials describe the business to be dealt with at the meeting and provide you with additional information about Centerra and its directors and officers. In the accompanying circular, you will also find important information and instructions on how to attend and vote at our annual meeting online. Please exercise your rights as a shareholder either by attending and voting at the meeting online, or by using the enclosed request for voting instructions or form of proxy.

I thank you for your interest and confidence in Centerra.

Sincerely,

(signed) “Michael S. Parrett”

Michael S. Parrett
Chair of the Board of Directors
Toronto, Ontario
March 24, 2020

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra”) will be held on Friday, May 1, 2020 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1	receive the audited financial statements for the year ended December 31, 2019 and the auditors’ report thereon;

2	elect directors for the ensuing year;

3	appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/141973431. At this website, shareholders will have an equal opportunity to attend, ask questions and vote their shares at the meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada) (“AST”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials, and is required for them to vote at the Meeting. Without a Control Number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide AST with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 23, 2020 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Wendy Yu”

Wendy Yu
Assistant General Counsel & Assistant Corporate Secretary
Toronto, Ontario, Canada
March 24, 2020

MANAGEMENT INFORMATION CIRCULAR

March 24, 2020

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from holders of common shares (“Shares”) of Centerra Gold Inc. (“Centerra” or the “Company”). These proxies will be used at the annual meeting of shareholders of the Company to be held on Friday, May 1, 2020 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the accompanying Notice of Meeting. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/141973431. Shareholders will not be able to physically attend the Meeting. For a summary of how shareholders may to attend the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally or by telephone by employees of the Company. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Company and the total cost of the solicitation of proxies will be borne by the Company. The information contained in this Circular is given as at March 24, 2020 and in Canadian dollars, except where otherwise noted.

VOTING INFORMATION

You are entitled to vote at the Meeting if you were a holder of Shares of Centerra at the close of business on March 23, 2020, the record date for the Meeting. Each Share is entitled to one (1) vote. How you vote depends on whether you are a registered shareholder or a non-registered shareholder.

Registered Shareholders

You are a registered shareholder if your Shares are registered in your own name. As a registered shareholder, you may attend, ask questions and vote at the virtual only Meeting via live audio webcast online at https://web.lumiagm.com/141973431. See “Attending and Voting at the Virtual Meeting” below.

If you are a registered shareholder and will not attend the Meeting, or if your Shares are registered in the name of a company that you own, your Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Shares. Any legal form of proxy may be used, and a form of proxy is provided with this Circular.

Non-Registered Shareholders

You are a non-registered shareholder if you beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Shares registered in your own name.

In accordance with applicable securities laws, Centerra has distributed copies of the Notice of Meeting, this Circular and Centerra’s audited financial statements for the year-ended December 31, 2019 (the “Meeting Materials”) to intermediaries for onward distribution to non-registered shareholders who have not waived their right to receive them. The Company does not send proxy-related materials directly to non-registered shareholders and is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward Meeting Materials to non-registered shareholders. The Company has elected to pay for the delivery of proxy-related materials to objecting non-registered shareholders by intermediaries. Meeting Materials will include either your intermediary’s voting instruction form, or a form of proxy stamped by the intermediary limited to the number of Shares beneficially owned by you, but that is otherwise not complete. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should carefully follow the instructions set out in your intermediary’s voting instruction form or form of proxy, as the case may be.

See “Attending and Voting at the Virtual Meeting” below.

Voting by Proxy

Appointment of Proxies

The persons named in the voting instruction form or the form of proxy you received are representatives of management of the Company. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting. You may appoint another person by inserting that person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “Appointment of a Third Party as Proxy” below.

By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Shares. To be valid, proxies must be deposited with our transfer agent, AST Trust Company (Canada) (“AST”) by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@astfinancial.com, in each case no later than 11:00 a.m. (Toronto time) on April 29, 2020 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his sole discretion and without notice.

Exercise of Discretion by Proxies

The Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Shares as your proxyholder sees fit.

If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Company as your proxy, but do not specify how you wish the votes to be cast, your Shares will be voted: (i) FOR the election of directors nominated by management; (ii) FOR the appointment of KPMG LLP as the independent auditor for 2020 and the authorization of the directors to fix their remuneration; and (iii) at the discretion of management, on any matter which may properly come before the Meeting.

Revocation

If you are a registered shareholder and have provided a proxy, you may revoke your proxy by: (i) completing and signing another form of proxy bearing a later date and depositing it with AST: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@astfinancial.com, in each case no later than 11:00 a.m. (Toronto time) on April 29, 2020 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened meeting; (ii) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Company at the registered office of the Company (1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1) at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof; (iii) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.

If you are a non-registered shareholder, you may revoke your voting instruction form at any time by following instructions given by your intermediary.

If you log in to the Meeting online using your Control Number and accept the terms and conditions, you will be revoking any and all previously submitted proxies, and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

Attending and Voting at the Virtual Meeting

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of COVID-19 (coronavirus) and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, ask questions and vote at the Meeting online. We hope that hosting a virtual meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your Control Number for purposes of logging in to the Meeting online. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, AST, does not have a record of the non-registered shareholders of Centerra and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and (ii) follow all of the applicable instructions, including the deadline, provided by your intermediary. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online, and see “Appointment of a Third Party as Proxy” below for additional information on how non-registered shareholders can appoint themselves as proxyholder.

How to Attend the Meeting

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, will be able to attend, ask questions and vote at the Meeting online at https://web.lumiagm.com/141973431. We recommend that you log in at https://web.lumiagm.com/141973431 one hour before the Meeting starts. Once you have logged in, select “I have a control number “and then enter your Control Number (see below) and Password “centerra2020” (case sensitive).

●	Registered shareholders: The control number located on the form of proxy you received is your Control Number.

●	Duly appointed proxyholders: AST will provide the proxyholder with a Control Number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at https://web.lumiagm.com/141973431, select “I am a guest”, and then complete the online registration form.

If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. You should allow ample time to check-in to the Meeting online. Online check-in will begin one hour prior to the meeting on May 1, 2020, at 10 a.m. (Toronto time). The meeting will begin promptly at 11:00 a.m. (Toronto time) on May 1, 2020, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the meeting, please call 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America).

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Circular. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting online.

Shareholders who wish to appoint someone other than the Centerra proxyholders named in the enclosed form of proxy as their proxyholder to attend the Meeting as their proxy and vote their Centerra shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online, as described below. Registering your proxyholder is an additional step that must be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting.

●	Step 1 - Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.

●	Step 2 - Register your proxyholder: To register a third party proxyholder, shareholders must call AST at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by 11:00 a.m. (Toronto time) on April 29, 2020 and provide AST with the required proxyholder contact information so that AST may provide the proxyholder with a Control Number. Without a Control Number, proxyholders will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest.

If you are a non-registered shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form sent to you by your intermediary, follow the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Attend the Meeting”, you must first obtain a valid legal proxy from your intermediary. You must follow the instructions from your intermediary which are included with the legal proxy form or the voting information form sent to you with this Circular. If you have not received one, you must contact your intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to our transfer agent, AST by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email toproxyvote@astfinancial.com. The request for registration must be labeled “Legal Proxy” and received by AST no later than the voting deadline of 11:00 a.m. (Toronto time) on April 29, 2020 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened meeting.

VOTING COMMON SHARES

Centerra is authorized to issue an unlimited number of Shares, class A non-voting shares and preference shares with no par value. On March 23, 2020, the Company had 293,814,618 Shares issued and outstanding. The directors have fixed March 23, 2020 as the record date for the Meeting. Only holders of Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one (1) vote for each Share held.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities are indicated below:

Name	Number of Shares	Percentage
Kyrgyzaltyn JSC	77,401,766	26.4%

Kyrgyzaltyn JSC (“Kyrgyzaltyn”) is a joint stock company formed under the laws of the Kyrgyz Republic, 100% of whose shares are owned by the Government of the Kyrgyz Republic (the “KR Government”). Pursuant to a Restated Shareholders’ Agreement dated as of June 6, 2009 entered into by Kyrgyzaltyn and Centerra (the “Restated Shareholders Agreement”), so

long as Kyrgyzaltyn and its affiliates continue to hold 10% or more of Centerra’s outstanding Shares, Centerra has agreed to include in Centerra’s proposed slate of directors nominated for election, at each annual or special meeting at which directors are to be elected, two board nominees designated by Kyrgyzaltyn, at least one of whom must be independent of the KR Government within the meaning of applicable securities laws in Canada. Should Kyrgyzaltyn and its affiliates own less than 10% but more than 5% of Centerra’s outstanding Shares, Centerra has agreed to include in its proposed slate of directors one nominee of Kyrgyzaltyn who shall not be required to be independent of the KR Government. Messrs. Askar Oskombaev and Maksat Kobonbaev, are Kyrgyzaltyn’s nominees to Centerra’s board of directors (the “Board”).

Centerra also entered into a separate agreement with Kyrgyzaltyn providing that Centerra would use commercially reasonable efforts to have at least one representative of Kyrgyzaltyn elected as chair of the board of directors of Centerra’s wholly-owned subsidiary, Kumtor Gold Company (“KGC”), as well as members of the KGC Management Committee and Auditing Committee. KGC directly owns 100% of the Kumtor Mine, which is located in the Kyrgyz Republic.

Kyrgyzaltyn purchases all of the gold produced from the Kumtor Mine for processing at its refinery in the Kyrgyz Republic pursuant to a Restated Gold and Silver Sale Agreement (the “Sales Agreement”) between Kyrgyzaltyn and KGC. Under the Sales Agreement, Kyrgyzaltyn is required to pay for gold within 12 calendar days of shipment from the Kumtor mill. The obligations of Kyrgyzaltyn owing to KGC are partially secured by a pledge of 2,850,000 Shares of Centerra held by Kyrgyzaltyn. KGC also pays to Kyrgyzaltyn a management fee of US$1.00 per ounce of gold produced.

For further information regarding the commercial arrangements with Kyrgyzaltyn, please see the Company’s most recently filed annual Management’s Discussion and Analysis (“MD&A”) available on www.sedar.com.

BUSINESS TO BE TRANSACTED AT THE MEETING
Financial Statements

The audited financial statements of Centerra for the period ended December 31, 2019 and the auditors’ report thereon will be placed before the Meeting. These financial statements, together with the auditors’ report thereon, are contained in the Meeting Materials included with this Circular.

Election of Directors

The Board has approved the nomination of the individuals named below for election as directors of the Centerra. Each of the nominees, other than Mr. Wright, is a current director of Centerra and has been since the dates indicated below and was elected to his or her present term as a director by the shareholders of the Company at the annual meeting of the Company’s shareholders held on May 1, 2019. Mr. Wright is a new director nominee who is standing for election due to the retirement of Stephen Lang from the Board of Directors.

As noted above, Kyrgyzaltyn is entitled to designate two Board nominees pursuant to the 2009 Restated Shareholders Agreement and has designated Messrs. Oskombaev and Kobonbaev as its nominees.

Management does not believe that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion, unless otherwise instructed. The form of proxy permits shareholders to vote for or withhold from voting for each nominee. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed.

Majority Voting and Advance Notice Nominations

In accordance with the rules of the Toronto Stock Exchange (the “TSX”), the Board has adopted a majority voting policy pursuant to which, at uncontested shareholder meetings, those director nominees receiving more “withhold” votes than “for” votes will be required to immediately tender their resignation to the Board and the Board will be required to accept or reject such resignation within 90 days. In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Company’s by-laws require that all director nominations be made with sufficient notice and provide certain prescribed information concerning such director nominees. For further information, please refer to “Report on Corporate Governance – Majority Voting and Advance Notice Nominations”.

Board Nominee Information

According to the Company constating documents, the Board should have between 3 and 15 directors.

We consider diversity of background, skills, age, culture, geography, experience and gender when reviewing potential director candidates, and the 11 directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, government relations, Indigenous relations, risk management, metallurgy, mergers and acquisitions and international business – key skills for overseeing our affairs and guiding our strategic growth. See also “Diversity and our Board and Officers”.

The following tables set out the name and biographical information of each nominee, including present principal occupation, principal occupations and directorships during the past five years and whether or not the nominee has been determined by the Board to be independent of Centerra under Canadian securities laws. The table below also sets out for each nominee, as of March 24, 2019, the numbers of Shares, Deferred Share Units (“DSUs”), (director) Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and stock options (“Options”) held by the nominees, and the value of securities held as of such date. The numbers of DSUs, RSUs, and PSUs have been rounded down to the nearest whole number. The table below also sets out each nominee’s minimum ownership requirements, appointment date to Centerra’s Board, attendance at Board and standing Committee meetings, and other public company directorships. All nominees who are current Board members of Centerra are in compliance with their minimum ownership requirements. The Board recommends that shareholders vote in favour of each of the following nominees as directors of Centerra. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

New Board Nominee

PAUL N. WRIGHT
Age: 66 Location: British Columbia Canada Independent: Yes New Director Nominee	Mr. Wright has over 33 years of experience in developing and operating open pit and underground gold mines. Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and CEO starting from October 1999. Prior to his tenure at Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	0	0	0	0	0	0	0

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
Asanko Gold Inc. (effective April 1, 2020)

Incumbent Board Nominees

RICHARD W. CONNOR
Age: 70 Location: Columbine Valley, Colorado, U.S.A. Independent: Yes Director since: June 5, 2012	Mr. Connor has over 25 years of experience as an audit partner with KPMG LLP in the United States, principally for publicly traded clients in a variety of industries, including Energy and Mining, and Media and Telecommunications. Mr. Connor retired from KPMG LLP in 2009, where he served as the Managing Partner of the KPMG Denver Office from 1996 to 2008. Mr. Connor was elected to the firm’s partnership in 1980 and was appointed to the firm’s SEC Reviewing Partners Committee in 1987, where he served until his retirement. Mr. Connor earned his BS degree in Accounting from the University of Colorado.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	15,000	120,150	58,062	465,076	0	0	585,226
	Minimum ownership(3):		$420,000 by May 17, 2021
$481,500 by January 1, 2022
$526,500 by January 1, 2023

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						13/13
	Audit Committee (Chair)						5/5
	Risk Committee						5/5
	Human Resources & Compensation Committee						5/5
	Special Committee						2/2

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
Zayo Group Holdings Inc. (Audit)

DUSHENALY (DUSHEN) KASENOV
Age:62 Location: Bishkek, Kyrgyz Republic Independent: No Director since: May 1, 2019	Mr. Kasenov has over 27 years of experience in the mining sector. From November 2015 to May 2019, he was a member of the management committee of Kumtor Gold Company, representing Kyrgyzaltyn. From 2008 up to his retirement in 2017, Mr. Kasenov was a consultant, acting for various clients including Kazakhmys Projects LLC (based in Kazakhstan) and an independent expert for the Department of Construction Expertise of the State Agency for Architecture and Construction, and as a manager of special projects of Chaarat Operating Company GmbH and Andash Mining Company. From 1994 to 2007, Mr. Kasenov was employed at Kumtor Operating Company in a variety of departments, starting with being the manager, environment, and ending as the senior manager of health, safety and environment. Mr. Kasenov earned his P.Eng. from Frunze Polytechnic Institute, and a Ph.D. from Moscow Civil Engineering Institute.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	0	0	0	0	2,940	23,549	23,549
	Minimum ownership(3):		$526,500 by May 1, 2024

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						9/9
	Risk Committee						3/3
	Sustainable Operations Committee						3/3

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

MAKSAT KOBONBAEV
Age: 41 Location: Bishkek, Kyrgyz Republic, Independent: Yes Director since: May 1, 2019

Mr. Kobonbaev has extensive experience in the mining industry, including having acted as Deputy General Director and Advisor to Général Director for a subsidiary of the Australian gold developer Manas Resources from 2012-2018. Prior to that, he was the Director for Government Relations and Deputy Chairman of the Board of Talas Copper Gold LLC, a joint venture between Gold Fields Ltd and Orsu Metals. Mr. Kobonbaev also served as Chairman of the Mineral Resources Committee of International Business Council.

Mr. Kobonbaev has significant international consulting experience, in the position of Senior Evaluation Specialist for the Asian Development Bank and Public Sector Specialist for the World Bank Group in Washington DC.

Mr. Kobonbaev earned his Ph.D. in Political Science and Master of Public Policy Administration from University of Missouri-St. Louis and completed coursework in New Institutional Economics at Washington University in St. Louis, United States.

SECURITIES OWNERSHIP(1)(2)

	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	0	0	0	0	5,447	43,630	43,630
	Minimum ownership(3):		$526,500 by May 1, 2024

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						9/9
	Risk Committee						3/3
	Sustainable Operations Committee						3/3

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

ASKAR OSKOMBAEV
Age: 41 Location: Bishkek, Kyrgyz Republic Independent: No Director since: May 1, 2018	Mr. Oskombaev is currently Chairman of the Board of Directors of Kyrgyzaltyn where he has served since 2016. Prior to his current role, he served as an adviser to the Prime Minister of the Kyrgyz Republic as head of the Prime Minister’s analytical support group in the areas of socio-economic development, economic development, budgetary and fiscal policy, public administration and mining. He has also served as an expert to various international agencies operating in the Kyrgyz Republic, including the United Nations Development Programme (UNDP), the Organization for Security and Co-Operation in Europe (OSCE) and the World Bank. He has also previously served as the Deputy Minister of Economic Development and Trade of the Kyrgyz Republic from 2007 to 2008. Mr. Oskombaev holds a Master of Political Science in Public Administration from Kobe University, Japan and a Bachelor of Business Administration from the American University in Kyrgyzstan.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	0	0	0	0	15,604	124,988	124,988
	Minimum ownership(3):		$526,500 by May 1, 2023

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						13/13
	Risk Committee						5/5
	Sustainable Operations Committee						5/5

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

MICHAEL S. PARRETT
Age: 68 Location: Richmond Hill, Ontario, Canada Independent: Yes Director since: May 8, 2014

Mr. Parrett has served as a director since May 2014 and was appointed Chair of the Board on October 1, 2019. Mr. Parrett is an independent consultant and corporate director and has previously served as a director of Stillwater Mining Company from 2009 to 2017, Pengrowth Energy Corporation from 2004 to 2016, Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010) and Fording Canadian Coal Trust from 2003 to 2008. Prior to that, Mr. Parrett was the CFO and the President of Rio Algom Limited and CFO of Falconbridge Limited. Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	7,598	60,860	0	0	85,699	686,448	747,308
	Minimum ownership(3):		$420,000 by May 17, 2021
$481,500 by January 1, 2022
$526,500 by January 1, 2023
$930,000 by October 1, 2024

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board (Chair)						13/13
	Audit Committee						5/5
	Human Resources and Compensation Committee						5/5
	Nominating and Corporate Governance Committee						8/8
	Special Committee (Chair)						2/2

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

JACQUES PERRON
Age: 58 Location: Centennial, Colorado U.S.A. Independent: Yes Director since: October 20, 2016	Mr. Perron was appointed a director of Centerra in October 2016, following the closing of the acquisition of Thompson Creek Metals Company Inc., where he served as President and CEO and director. Mr. Perron formerly served as a director of Osisko Gold Royalties Ltd. from 2016 to 2018. His previous senior management positions include serving as President and CEO of St. Andrew Goldfields Ltd. from 2007 to 2013, Senior Vice President of IAMGOLD Corporation from 2006 to 2007 and Vice President, Canada of Cambior Inc. from 2004 to 2006. From 1984 to 2004, Mr. Perron held a variety of increasingly senior management positions with Cameco Corporation, Placer Dome Canada Limited, Breakwater Resources Ltd., Cambior Inc., JS Redpath Ltd. and Noranda Inc. Mr. Perron has also been a director of the Canadian Mineral Industry Education Foundation since 2007. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	113,921	912,507	0	0	0	0	912,507
	Minimum ownership(3):		$420,000 by October 20, 2021
$481,500 by January 1, 2022
$526,500 by January 1, 2023

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						13/13
	Risk Committee (Chair)						5/5
	Sustainable Operations Committee						5/5

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
Victoria Gold Corp. (Audit, Technical)
Aquila Resources Inc. (Technical)
TMAC Resources Inc. (Technical, Chair; Governance)

SCOTT G. PERRY
Age: 43 Location: Toronto, Ontario, Canada Independent: No Director since: January 1, 2016	Mr. Perry has over 22 years of international experience in the mining industry and was appointed Centerra’s CEO as of November 1, 2015 and assumed the title of President in January 2018. Mr. Perry was appointed as a director of Centerra on January 1, 2016. Prior to joining Centerra, he served as CEO & Director of AuRico Gold and, prior to that, he acted as Executive Vice President & CFO of AuRico Gold. Prior to joining AuRico Gold, Mr. Perry held increasingly senior financial roles with Barrick Gold in Australia, the United States, and Russia & Central Asia. Mr. Perry holds a Bachelor of Commerce degree from Curtin University, a post-graduate diploma in applied finance and investment and a CPA designation.

SECURITIES OWNERSHIP(1)(2)
	Shares		Options	DSUs		Employee RSUs		PSUs		Total Value
	#	$	#	#	$	#	$	#	$	$
	103,189	826,544	899,874	0	0	523,368	4,192,178	332,361	2,662,208	7,680,930
	Minimum ownership(5):		$1,800,000 by November 1, 2020
$1,890,000 by April 1, 2021
$1,950,000 by January 1, 2022
$2,250,000 by January1, 2023
$2,340,000 by January 1, 2024

	BOARD / COMMITTEE								ATTENDANCE(4)
	Board								13/13

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

SHERYL K. PRESSLER
Age: 69 Location: Atlanta, Georgia U.S.A. Independent: Yes Director since: May 7, 2008	Ms. Pressler is currently an investment and strategy consultant in Atlanta, Georgia. From 2000 to 2001, she served as CEO of Lend Lease Real Estate Investments United States. From 1994 to 2000, she served as Chief Investment Officer of California Public Employees’ Retirement System. Prior thereto, she was responsible for the investment management of the retirement funds for the McDonnell Douglas Corporation. Ms. Pressler received a Bachelor of Arts degree from Webster University and a Master of Business Administration degree from Washington University. Ms. Pressler served on the board of directors of Stillwater Mining Company from 2002 until 2013 and currently serves on the board of trustees of a number of funds managed by Voya Investment Management.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	45,315	362,973	31,966	256,047	0	0	619,020
	Minimum ownership(3):		$420,000 by May 17, 2021
$481,500 by January 1, 2022
$526,500 by January 1, 2023

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						13/13
	Audit Committee						5/5
	Nominating & Corporate Governance Committee (Chair)						8/8
	Risk Committee						2/2
	Sustainable Operations Committee						5/5
	Special Committee						2/2

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

BRUCE V. WALTER
Age: 62 Location: Toronto, Ontario, Canada Independent: Yes Director since: May 7, 2008	Mr. Walter is currently Chairman of Nunavut Iron Ore, Inc. and serves as Vice Chair of Centerra. From 2002 until 2007, Mr. Walter was a director and officer of Dynatec Corporation, initially as Vice-Chairman and from 2005 as President and CEO. Prior thereto his career included serving as President of Sherritt Inc., President and CEO of Plaintree Systems Inc., and Managing Director and Co-Head of the Media, Telecom & Technology investment and corporate banking group at BMO Nesbitt Burns. Mr. Walter also served as Vice-President of Horsham Corporation and was a partner in the predecessor law firm to Davies Ward Phillips & Vineberg LLP. Mr. Walter received his Juris Doctor (J.D.) and Master of Business Administration degrees from York University in 1981. He received his Ph.D. in law in 1985 from the University of Cape Town. Mr. Walter is a director of the Westaim Corporation and serves on the National Advisory Board of The Salvation Army.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	15,000	120,150	147,905	1,184,722	29,368	235,238	1,540,110
	Minimum ownership(3):		$840,000 by May 17, 2021

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						12/13
	Sustainable Operations Committee (Chair)						4/5

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
The Westaim Corporation (Audit, Human Resources and Compensation, Nominating and Corporate Governance)

SUSAN L. YURKOVICH
Age:54 Location: Vancouver, British Columbia, Canada Independent: Yes Director since: May 1, 2018	Ms. Yurkovich is currently the President and CEO of the B.C. Council of Forest Industries (COFI). She also serves as President of the B.C. Lumber Trade Council. Ms. Yurkovich has 24 years’ experience working in B.C.’s resource sector. Prior to joining COFI, she was Executive Vice-President at B.C. Hydro, and prior to that was the Vice-President of Corporate Affairs at Canfor Corporation. She is currently a Governor of the Business Council of B.C. and a Director of Vancouver College. Ms. Yurkovich holds a Bachelor of Arts and a Master’s of Business Administration from the University of British Columbia, a diploma in international business from Erasmus University, Netherlands and the ICD.D designation from the Institute of Corporate Directors.

SECURITIES OWNERSHIP(1)(2)
	Shares		DSUs		Director RSUs		Total Value
	#	$	#	$	#	$	$
	0	0	38,906	311,637	0	0	311,637
	Minimum ownership(3):		$526,500 by May 1, 2023

	BOARD / COMMITTEE						ATTENDANCE(4)
	Board						13/13
	Human Resources & Compensation Committee (Chair)						5/5
	Nominating & Corporate Governance Committee 5						5/5
	Sustainable Operations Committee						5/5

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

(1)	Information about Shares owned, or over which control or direction is exercised, directly or indirectly has been provided by the respective nominee. No nominees have any other type of Centerra securities, except for Mr. Scott Perry who is the President and CEO of the Company and receives Options and PSUs as part of his compensation. His RSUs are also different than RSUs received by other directors. Mr. Perry’s RSUs are Employee RSUs which were taken in lieu of annual incentive bonuses, are subject to a two year vesting period and may only be redeemed for Shares. Employee RUSs are discussed in greater detail under the heading “Short-Term Incentives — Annual Cash Bonus Incentives (Non- Equity)”.

(2)	Calculation of the total value of Centerra securities for all directors for the purposes of compliance with director shareholding requirements was determined in accordance with the directors’ Share Ownership Policy of the Company which provides that (a) the value of Shares will be determined as the higher of cost and current fair market value, and (b) the value for DSUs and Director RSUs, will be the greater of the fair market value on date of award/grant and current fair market value. Current fair market value was determined using the five trading day-VWAP of a Centerra Share on the TSX as of March 23, 2020, which was $8.01. The value of any Options and PSUs held by directors are not included in the value of director ownership as they are not recognized under the Director Shareholding Requirement Policy. Mr. Perry is not subject to the Director Shareholding Requirement Policy, but is subject to the minimum Share ownership requirements for executives. The methodology for calculating the total value for Mr. Perry’s securities is set out in note 5 below.

(3)	The minimum Share ownership requirement for directors is three times their annual retainer (from time to time) to be achieved within a period of five years of becoming a director. When a director receives an increase in his/her annual retainer, which would result in an increase to his/her ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. Effective January 1, 2017, the annual retainer for non-executive directors (other than the Chair and Vice Chair) was increased from $140,000 to $160,500. Effective January 1, 2018, the annual retainer for non-executive directors (other than the Chair and the Vice Chair) was increased from $160,500 to $175,500. Accordingly, directors were given five years from such dates to comply with the new Share ownership requirement. There were no changes to the directors’ annual retainer in 2019. Mr. Parrett was appointed as Chair on October 1, 2019, and accordingly, his Share ownership requirement was increased to $930,000 and he has five years from October 1, 2019 to achieve this level of share ownership. As Vice Chair, Mr. Walter’s Share ownership requirement is $840,000. Mr. Perry is subject to the minimum Share ownership requirements for executives. For a further description of the minimum ownership expectations of directors, please refer to “Directors’ Share Ownership”.

(4)	Attendance reflects the number of meetings held during 2019 in which the relevant director was a member of such committee.

(5)	Mr. Perry is subject to minimum Share ownership requirements for executives and is required to attain a level of Share ownership equivalent to 3 times his basic annual salary, one third of which must be in the form of Shares. Shares are valued at the higher of cost at acquisition and current fair market value, PSUs are valued based on the intended value of the PSU at the time of grant, and RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase RSUs plus the company match component of RSUs. Stock options are not used in the determination of whether Share ownership requirements are satisfied. See “Executive Share Ownership” on page32 for further information.

2019 Shareholder Support

The table below sets out the voting results for the nominees at the Company’s 2019 annual meeting of shareholders. Mr. Stephen Lang is not standing for re-election at this Meeting. Mr. Wright is a new director nominee.

Nominee	Votes For	Votes For (%)	Votes Withheld	Votes Withheld (%)
Richard W. Connor	244,957,088	97.59	6,041,357	2.41
Dushen Kasenov	236,760,068	94.33	14,238,377	5.67
Maksat Kobonbaev	250,862,952	99.95	135,493	0.05
Stephen A. Lang	237,251,459	94.52	13,746,986	5.48
Askar Oskombaev	236,760,643	94.33	14,237,802	5.67
Michael S. Parrett	241,012,984	96.02	9,985,461	3.98
Jacques Perron	236,700,533	94.30	14,297,912	5.70
Scott G. Perry	241,128,033	96.07	9,870,412	3.93
Sheryl K. Pressler	226,981,539	90.43	24,016,906	9.57
Bruce V. Walter	236,760,627	94.33	14,237,818	5.67
Susan L. Yurkovich	245,012,223	97.62	5,986,222	2.38

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Centerra’s knowledge, no nominee for director is or has been in the last 10 years a Director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company that: (a) was subject to an order that was issued while the nominee was acting in that capacity, or (b) was subject to an order that was issued after the nominee ceased to act in that capacity and which resulted from an event that occurred while that person was acting in that capacity. For the purposes of the foregoing, “order” means (i) a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for a period of more than 30 consecutive days.

Other than as noted below, to Centerra’s knowledge, no nominee for director: (a) is or has been in the last 10 years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Wright was a director of Nordic Mines AB (“Nordic”) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator for itself and its Swedish and Finnish subsidiaries. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

Mr. Perry was a director of Lachlan Star Limited, a mining company based in Australia. He ceased being a director in October 2014. In February 2015, Lachlan Star Limited entered into voluntary administration.

Mr. Parrett was a director of Mongolia Minerals Corporation (a private company involved in mining investments in Mongolia) which was granted creditor protection under the Companies Creditors’ Arrangement Act (“CCAA”) on June 16, 2014. The CCAA proceedings were terminated in February 2015 and Mr. Parrett resigned on February 20, 2015.

Appointment of Auditors

It is proposed that the KPMG LLP be re-appointed as auditor of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. KPMG LLP was first appointed auditor of the Company on May 10, 2005.

Audit, tax and other fees billed by KPMG LLP in respect of the financial years ended December 31, 2019 and 2018 were as follows:

Fee Type	2019	2018
Audit Fees	$965,715	$900,960
Audit Related Fees(1)	$198,000	$220,500
Tax Fees(2)	$70,900	$136,300
All Other Fees(3)	0	$69,700
Total	$1,234,615	$1,327,460

(1)	Audit related fees in 2018 and 2019 included interim reviews of the consolidated financial statements and accounting assistance work.
(2)	Tax fees comprise amounts billed for transfer pricing advisory services, tax compliance and tax advisory services.
(3)	In 2018, the “all other fees” included advisory services in connection with the integration of AuRico Metals Inc. All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.

The Board recommends that shareholders vote in favour of the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and the authorization of the Board to fix their remuneration. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

REPORT ON EXECUTIVE COMPENSATION

Letter from the Human Resources and Compensation Committee

Dear Centerra Shareholders,

On behalf of the Human Resources and Compensation Committee (the “HRC Committee”), I am pleased to provide my first letter to shareholders, with an overview of our 2019 performance and summary of how executive compensation outcomes for the year aligned with performance.

Reviewing 2019 Performance

From many perspectives, Centerra had a strong year. We exceeded our gold production guidance at a cost per ounce below guidance; we achieved milestones in lost-time incident free operations at each of our mine sites; we operated throughout the year without a material environmental event; we improved our ratings across other key ESG indicators; and we progressed on our longer-term strategy by completing the Kumtor Strategic Agreement with the Government of Kyrgyzstan and by advancing the Öksüt construction project, under budget and ahead of schedule. These performance achievements created value for our shareholders and were reflected in our share price performance, with a total shareholder return of 76% in 2019.

Despite these results, our overall performance in 2019 was overshadowed by the terrible news of two fatalities at our Kumtor mine in December. Following a significant rock movement at the Lysii waste rock dump, two valued employees were found to be missing. Open pit mining operations were immediately halted, and a search and rescue operation commenced to locate our employees. In January 2020, after an exhaustive search and in consultation with the missing employee’s families, search efforts were concluded. The entire Company is devastated by this tragic event and, we are working diligently with Kyrgyz state authorities and internally, as separate investigations into the incident are being conducted.

This terrible incident resulted in a score of zero for the Company’s safety performance and was considered when assessing individual performance for executive and management roles with accountability for the safety of our workforce. The health and safety of our employees, contractors, and the communities in which we operate is our top priority and vital to Centerra’s sustainability and growth. Our Board, Management and employees are committed to learning all we can from this incident and employing measures that mitigate safety incidents in the future, starting with a review of all operating systems and procedures including, but not limited to, the Work Safe: Home Safe program.

Alignment with Compensation Outcomes

At the end of 2019, the HRC Committee completed a comprehensive review of performance, noting the following performance achievements during the year:

●	Total shareholder return of 76% in 2019, above the 40% increase in the S&P/TSX Global Gold Index;

●	On an adjusted basis, net earnings of $181.5 million or $0.62 per common share, up 54% from 2018 results;

●	Gold production of 783,308 ounces, exceeding the high-end of our Q3 revised full-year guidance by 2.4%;

●	All-in sustaining cost of $710 per ounce sold, positioned 2.5% below the midpoint of our Q3 revised annual guidance range;

●	One-year of lost-time incident free operations at Kumtor and Mount Milligan, and more than 1.5 million hours of lost-time incident free operations at Öksüt;

●	Environmental record in 2019, without a Level III, IV or V incidents company-wide;

●	ESG indicators including, the adoption of standards for reclamation projects and permitting, adoption of policies for community engagement and security at exploration sites, and the drafting of “Responsible Gold Mining Principles”, working closely with the World Gold Council;

●	Completion of critical milestones at Öksüt, with construction ahead of schedule and costs under budget, and

●	Completion of the Kumtor Strategic Agreement with the Government of Kyrgyzstan.

Offsetting these strong results was the continuation of a disappointing cost profile at Mount Milligan which resulted in a material accounting impairment and reduction in mineral resources.

Following a thorough review of performance, the HRC Committee recommended and the Board of Directors approved an annual incentive plan scorecard for executives (and corporate roles) equal to 105.54% of target. This included a score of 0% on Safety and scores near target or maximum performance on most other measures.

Together with an assessment of 105.6% for individual performance goals, the CEO’s annual incentive plan award was approved at $1,086,640. Among the other named executive officers, annual incentive plan awards ranged from $291,290 to $423,954.

Performance share units (PSUs) granted in 2017 and 2018 vested at the end of December 2019 and settled in January 2020. In alignment with share price appreciation and the experience of investors, executives received payments with a value above the original grant date value. Payouts from grants made in 2017 were paid out at an adjustment factor of 1.67 times; payouts from grants made in 2018 were paid out at an adjustment factor of 1.24 times.

HRC Committee Activities

On October 1, 2019, I was appointed Chair of the HRC Committee, succeeding Mr. Michael Parrett, who remains a member of the HRC Committee and Chair of the Board of Directors. I am pleased to take on this role and to represent the HRC Committee. In 2019, all other HRC Committee members were retained, including Mr. Richard Connor, Mr. Stephen Lang and Mr. Parrett.

The HRC Committee undertook a series of initiatives in 2019, including ongoing oversight of executive compensation, governance and succession planning. Other HRC Committee activities included:

●	Reviewing the Company’s industry peer group for assessing executive and board of director compensation, resulting in the addition of three companies: Kirkland Lake Gold, SSR Mining and Coeur Mining;

●	Reviewing market trends and best practices for executive compensation design, prepared by the HRC Committee’s independent advisor;

●	Reviewing the competitiveness of compensation levels for senior executives and the Board of Directors;

●	Continuing to roll out the Company’s women’s leadership program, Leading from Within, to female employees across the organization;

●	Reviewing the Company’s results from the annual Globe & Mail Board Games, and

●	Enhancing shareholder disclosure as part of the enclosed Compensation Discussion & Analysis.

Looking Ahead to 2020

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. The annual incentive plan for fiscal 2020 will reflect modest changes to the defined measures and relative weights of certain measures, included to reinforce key performance objectives, including:

Category	Performance Measure(s)
Health, Safety & Sustainability – increased to 25% weight (from 20%)	Total Reportable Injury Frequency Rate – increased to 15% weight (from 10%)
Operating & Financial Performance – increased to 55% weight (from 45%)	Gold Production – increased to 25% (from 20%) (new) Operating Cash Flow, before Working Capital – 10% weight
Growth & Value Creation – decreased to 20% weight (from 35%)	Varies by year

Annual General Meeting

I trust this letter provides a summary of Centerra’s performance in 2019 and the HRC Committee’s rationale for compensation decisions made for the CEO and other named executive officers. I hope you will participate in the annual meeting of shareholders and I encourage you to ask questions of me or any of the other members of the HRC Committee on issues of interest to you.

Yours truly,

(signed) “Susan L. Yurkovich”
Susan L. Yurkovich
Chair, Human Resources and Compensation Committee
March 24, 2020

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the Human Resources and Compensation Committee of Centerra (the “HRC Committee”) are Ms. Yurkovich (Chair), Mr. Connor, Mr. Lang and Mr. Parrett, each of whom is independent of Centerra. The Board has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management. See “Report on Corporate Governance – Committees of the Board” for a detailed description of the HRC Committee charter.

Human Resources and Compensation Committee Expertise

Each of the four HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

●	Ms. Yurkovich has been on the HRC Committee since her appointment to the Centerra Board on May 1, 2018 and became Chair of the HRC Committee on October 1, 2019. She has significant compensation experience including overseeing compensation and benefits administration in her current role as President and CEO of the B.C. Council of Forest Industries, as well as in her previous roles as an executive at Canfor Corporation and B.C. Hydro.

●	Mr. Connor spent 38 years practicing public accounting at KPMG, including time spent as the managing partner of the Denver office, where he oversaw compensation matters, including incentive plans for 400 employees. He has also previously served on the compensation committee of Zayo Group Holdings Inc.

●	Mr. Lang was the Chair of the Board from May 17, 2012 to October 1, 2019, and previous to that, served as the President and CEO of the Company for five years. He has extensive experience in the mining industry – both at the operation and corporate levels. He also previously served on the compensation committees at each of International Tower Hill Mines Ltd., Hycroft Mining Corporation (formerly Allied Nevada Gold Corp.) Alio Gold Inc. and Hudbay Minerals Inc. Mr. Lang is not standing for re-election at the Meeting.

●	Mr. Parrett is the Chair of the Board and previously served as the Chair of the HRC Committee from May 1, 2018 until October 1, 2019. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as chair of the Board of Directors and as chair of its Compensation Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisers, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

●	It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.

●	It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives within the Company’s risk appetite. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”) compensation, such as PSUs, RSUs and Options.

●	It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry and the Company’s overall risk appetite. The review process is carried out with the involvement of other Board committees, including the Sustainable Operations Committee. The HRC Committee also annually reviews, with the assistance of other Board committees, the achievement of such targets.

●	It makes recommendations to the Board regarding compensation and objectives for the CEO.

●	It reviews and approves compensation for the executives who report directly to the CEO.

●	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs and Options.

●	It reviews Share ownership requirements and confirms that executives are compliant with such requirements.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with them. The HRC Committee also receives regular updates from external advisors regarding compensation related risks and corporate governance matters affecting compensation practices.

Centerra uses the following practices to discourage or mitigate excessive risk-taking:

●	Incentive awards are based on multiple metrics, including metrics related to health and safety, environment and sustainability, production and cost metrics and growth; such awards are based on individual and company objectives ensuring that awards align with the Company’s priorities for the year;

●	Centerra has mandatory minimum Share ownership requirements for executives and directors;

●	Centerra’s incentive programs provide for deferred vesting of Options, PSUs, and RSUs (Employee RSUs and Discretionary RSUs, as further described below), with overlapping vesting periods, so that executives remain exposed to the risks of their decisions and the vesting periods align with risk realization periods;

●	Centerra utilizes an appropriate compensation mix, including fixed and performance-based compensation, with short and longer-term performance conditions and multiple forms of compensation;

●	Executives have the ability to take all or a portion of their annual incentive payments in Employee RSUs with a Company match – further aligning such executive’s interests with those of shareholders;

●	Incentive awards are reasonable in relation to salary and payouts are capped to ensure there is no unlimited upside;

●	Centerra has a claw-back policy that requires employees to reimburse short and long-term incentive and other awards received due to irregularities in financial reporting or employee misconduct;

●	The HRC Committee may exercise discretion in assessing components of the annual incentive performance; and

●	The HRC Committee retains independent advisers who provide it with an external perspective on best practices in the market relating to executive compensation matters, compensation governance and risk management.

Following the HRC Committee’s review, it has concluded that there are no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra.

Human Resources and Compensation Consultant Fees

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

	Amounts Paid in 2019		Amounts Paid in 2018
Consultant	Executive Compensation Related Fees	All Other Fees(1)	Executive Compensation Related Fees	All Other Fees(1)
Korn Ferry Hay Group	$0	$1,721	$103,788	$2,582
Willis Towers Watson	$146,834	0	$68,313	$17,500
Mercer (Canada) Limited	0	$11,300	0	0
Total	$146,834	$13,021	$172,101	$20,082
(1)	In 2018 and 2019, Korn Ferry Hay Group Other Fees were related to Black – Scholes valuation pricing. Other fees by Willis Towers Watson relate to consulting services to review Centerra’s Employee PSU Plan. Other fees for Mercer (Canada) Limited relate to consulting services to review the overall Long-Term Incentive Program.

Centerra has engaged Willis Towers Watson since 2013 on ad hoc matters. In 2018 and 2019, their engagement included advising the HRC Committee on the annual review of its comparator group, providing a report on current trends in executive compensation and governance, benchmarking the Company’s compensation for executives and directors, assessing the Company’s Performance Share Unit Plan (“PSU Plan”) with a view to measure its market competitiveness and compare its design principles to its comparator group, and reviewing medium and long-term compensation levels for non-executive members of management. Starting in early 2019, the HRC Committee engaged Willis Towers Watson to be the compensation advisor to the committee and the Board. Management may also engage Willis Towers Watson to provide consulting services. In these cases, care is taken to maintain independence and ensure transparency.

Centerra has also engaged Korn Ferry Hay Group since 2004 for various consulting assignments, including acting as the HRC Committee’s independent advisor until early 2019. In 2018, Korn Ferry Hay Group provided consulting services with respect to directors’ compensation and executive management compensation.

While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the consultant or adviser (or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s CEO, CFO and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2019:

Scott Perry	President & Chief Executive Officer
Darren Millman	Vice President & Chief Financial Officer
Gordon Reid*	Vice President & Chief Operating Officer
Dennis Kwong	Vice President, Business Development and Exploration
Yousef Rehman	Vice President, General Counsel & Corporate Secretary

* Mr. Reid retired from Centerra effective December 31, 2019.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

●	providing compensation levels competitive with comparator group companies in the mining industry;

●	linking executive compensation to corporate performance and the creation of shareholder value;

●	promoting prudent risk taking in accordance with the Company’s risk appetite;

●	rewarding the achievement of corporate and individual performance objectives; and

●	promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Benchmarking Compensation

Compensation Comparator Group

In August 2019, the annual review of the group of companies used by the Company as a reference for determining competitive total compensation packages was conducted by the Company’s external advisors. The criteria for the comparator group are North American-based, publicly traded, gold and diversified metal and mining companies with whom Centerra competes for executive and other professional talent. Key considerations include size, complexity, organizational structure and geography. Following that review, the Company revised the comparator group to add Coeur Mining, Inc., Kirkland Lake Gold Ltd and SSR Mining Inc., and to remove Tahoe Resources Inc. With those changes, the Company’s current comparator group comprises the following fourteen companies:

Agnico-Eagle Mines Limited	Eldorado Gold Corporation	Lundin Mining Corporation
Alamos Gold Inc.	HudBay Minerals Inc.	New Gold Inc.
B2Gold Corp.	IAMGOLD Corporation	SSR Mining Inc.
Coeur Mining, Inc.	Kinross Gold Corporation	Yamana Gold Inc.
Detour Gold Corporation(1)	Kirkland Lake Gold Ltd.
(1)	Detour Gold Corporation was acquired by Kirkland Lake Gold effective January 31, 2020. Given this, it will no longer be considered a peer company going forward. However, Detour compensation information for prior years was used by the HRC Committee in its benchmarking compensation review carried out in 2019.

Total Compensation Targets

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets.

Measuring Individual Performance

Compensation decisions are made using a comprehensive decision-making process that involves the CEO, the HRC Committee, the Chair of the Board, the Board and other Board committees, including the Sustainable Operations Committee. Compensation decisions are based on corporate and individual performance. For a discussion on the corporate performance measure, see “Short-Term Incentives — Annual Cash Bonus Incentives (Non-Equity)” below.

Annually, all executives including the CEO establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite.

Members of the Board annually complete a confidential assessment of the performance of the CEO and the results of the assessments are provided to the Chair of the Board. The Chair of the Board conducts a formal assessment of the CEO’s performance in the year, reviews his assessment with the HRC Committee, and makes recommendations to the Board for final approval of the CEO’s performance and compensation for the next year.

The CEO annually provides the Chair of the HRC Committee with individual performance assessments for each of the executives who directly report to him, including the other NEOs, and also provides compensation recommendations. The HRC Committee reviews the recommendations and approves compensation, with such changes as it considers necessary, for such direct reports of the CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executive officer’s:

●	contributions to Centerra’s overall performance;

●	individual performance relative to pre-established goals;

●	long-term performance and potential for future advancement or ability to assume roles of greater responsibility; and

●	position against competitive market norms for similar roles.

Components of Executive Compensation

Centerra’s executive compensation program is comprised of four components:

(i)	base salary;

(ii)	annual cash incentive plan compensation;

(iii)	mid-term and long-term incentive plan compensation made up of share-based awards and Options; and

(iv)	employee benefits and executive perquisites, including a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust.

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive officer, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and Board believe it is important that most of the compensation paid to executives of the Company be in the form of at-risk pay (annual cash incentive bonus, PSUs, RSUs and Options) to more closely align those executives’ actions and decisions with the interests of the Company’s shareholders. In 2019, 74% of the CEO’s and 64% of the other NEOs’ total target compensation was “at risk”.

Base Salary

Base salary is the principal fixed component of pay, and is intended to compensate executive officers for fulfilling their duties, to reflect such executive officer’s responsibilities, tenure and prior experience and assist in the attraction and retention of key executives. Base salaries are the principal basis for establishing the targets for the annual, mid-term and long-term incentive plan awards discussed below.

Executive	2019 Base Salary ($)	2018 Base Salary ($)	Percentage Change
Scott Perry	780,000	750,000	4.0%
Darren Millman	490,000	450,000	8.9%
Gordon Reid	515,000	500,000	3.0%
Dennis Kwong	435,000	410,000	6.1%
Yousef Rehman	400,000	350,000	14.3%

Short-Term Incentives — Annual Cash Bonus Incentives (Non-Equity)

Centerra’s annual cash bonus incentive plan is a short-term incentive plan designed to provide annual cash bonuses based upon the achievement of corporate and individual targets in the year. Awards are based on the Company’s results achieved during the year and the achievement of predetermined personal objectives. The 2019 target cash bonus incentive percentages for the NEOs are set out below:

Executive	2019 Base Salary ($)	Target (% of Base Salary)	Target Amount ($)
Scott Perry	780,000	125	975,000
Darren Millman	490,000	75	367,500
Gordon Reid	515,000	75	386,250
Dennis Kwong	435,000	60	261,000
Yousef Rehman	400,000	60	240,000

The annual cash bonus incentives target percentages are subject to multipliers based on corporate and individual performance during the year and, as such, actual awards may be above or below such targets. Both the individual and corporate performance components of the annual cash bonus incentive measures may range from 0% (if the threshold performance level is not achieved) to 150% (if the stretch performance level is exceeded). However, the maximum aggregate multiplier that can be applied to the annual cash bonus incentive target is capped at two times target, resulting in maximum annual cash bonus incentives of two times an NEO’s target bonus. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

Base Salary	X	Target Cash Bonus (% of Base Salary, varies by NEO)	X	Corporate Performance Multiplier (0.0-1.5)	X	Individual Performance Multiplier (0.0-1.5)	=	Actual Cash Bonus (0.0-2.0)

Corporate Performance

At the beginning of each year, the Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy and its overall risk appetite. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2019 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

●	health, safety and sustainability performance (20%);

●	operating and financial performance (45%); and

●	growth and value creation (35%).

If Centerra meets each of the targeted performance measurements, the corporate performance multiplier is 1.0. If the stretch performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 1.5. If the minimum performance is not achieved for a particular corporate performance measurement, no amount is payable for that measurement. Achieving each of these corporate performance measures is challenging because targets are set aggressively. A summary of the 2019 results as well as a discussion of 2019 corporate performance is set out below.

The Company performed well in 2019 against targets for health, safety and sustainability matter, including having achieved several safety related milestones in 2019 as discussed below. However, those milestones were significantly overshadowed by the two fatalities at the Kumtor Mine in December 2019, as such, resulted in a score of zero for the Company’s safety performance.

The Company exceeded its company-wide 2019 gold production guidance producing 783,308 ounces (Kumtor produced 600,201 ounces exceeding the upper end of its guidance, while Mount Milligan produced 183,107 ounces also exceeding the upper end of its gold production guidance). Mount Milligan also produced 18.1 million pounds of copper during 2019, which was within its copper production guidance. The Company outperformed the low-end of its company-wide 2019 guidance for all-in sustaining costs on a by-product basis per ounce sold (Non-GAAP measure) at $710, excluding revenue-based tax in the Kyrgyz Republic and income tax.

The Company met or exceeded some targets relating to growth and value creation. However, due to the expected significant reduction in mineral reserves and resources at Mount Milligan, the target for Organic resource growth was also rated by the HRC Committee at 0.

2019 Corporate Objectives – Results

	Weight	80%	100%	150%	2019 Actual Result	Final Weighted Score
1. Health, Safety & Sustainability (20%)
Total Reportable Injury Frequency Rate (TRIFR)	10.00%	0.47	0.38	0.20	0.43	0.00%
Environment Incidents By Risk Ranking: Level III Level IV Level V	5.00%	1 1 0	1 0 0	0 0 0	0 0 0	7.50%
Environmental Social Governance (ESG) - Rating Improvement Initiatives	5.00%	Develop three (3) new Centerra Corporate Environmental Standards (e.g. Closure, Biodiversity Management, etc).	Develop three (3) new Centerra Corporate Environmental Standards (e.g. Closure, Biodiversity Management, etc). Implement one (1) new Centerra Corporate Standard at each operational site	Develop three (3) new Centerra Corporate Environmental Standards (e.g. Closure, Biodiversity Management, etc). Implement two (2) new Centerra Corporate Standards at each operational site	Developed new closure and environmental permitting standards, two new exploration standards (and a toolkits) and new Indigenous peoples engagement standard.	5.00%
2. Operating & Financial Performance (45%)
Gold Production	20.00%	657,466	730,518	767,044	783,308	30.00%
All-In Sustaining Cost Per Ounce Sold (US$/oz) - By-Product @ Cu $2.80/lb	20.00%	863	719	683	710	22.64%
Company-Wide Capital Expenditures - Excluding Oksut (US$000’s)	5.00%	285,028	259,116	233,204	244,216	6.40%
3. Growth & Value Creation (35%)
Oksut - Construction Schedule Budget (US$000’s)	10.00%	135,518	123,198	110,879	88,350	15.00%
Oksut - Target Life of Project Construction Completion Level at Year-End	10.00%	Above 75%	80%-to-85%	Above 90%	89%	14.00%
Organic Gold Equivalent Ounces Resource Growth (Inferred or Better)	10.00%	200,000	500,000	1,000,000	TBD	0.00%
Kumtor - Strategic Agreement Closing	5.00%	Complete	Q2-2019	< Q1-2019	Q3-2019	5.00%
Total:	100.00%					105.54%

Notes:

TRIFR will be “penalized” (i.e. the frequency rate number will actually increase as opposed to it reducing) by the Severity Rate of the injuries. Any work related incident that involves a fatality will result in a penalty to the H&S score as determined by the HRC Committee. A second work related incident involving a fatality will result in a Zero score for H&S performance.

Due to the fatal acciddent at Kumtor in December 2019, resulting in the deaths of two employees, the Health and Safety score was reduced to zero.

2019 Individual Performances

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Mr. Perry’s individual performance in 2019 was evaluated based on, among other things, effectively managing production and All In Sustaining Costs across the operations, talent development, maximization of the asset values at Kumtor and achieving construction milestones at Öksüt and from a strategic perspective, completion of the Strategic Agreement with the Government of the Kyrgyz Republic and continuing to develop strong relationships with investor groups through meetings and presentations.

Mr. Millman’s individual performance in 2019 was evaluated based on, among other things, renegotiations of Company’s credit facilities, enhancing the integration of the Company’s financial planning, analysis and budgeting functions, supporting the Greenstone economic optimization initiatives , enhancing the reach of the Company’s investor relations activities and developing succession planning and team development plans for the Finance group.

Mr. Reid’s individual performance in 2019 was evaluated based on, among other things, the roll-out of the next phases of the Company’s safety leadership program, Work Safe: Home Safe, as well as the visible felt leadership program, talent development of the Operations and Projects leadership teams, advancing key initiatives at the Kemess and Greenstone projects and overseeing the Company’s construction and exploration program.

Mr. Kwong’s individual performance in 2019 was evaluated based on, among other things, minimizing the total recordable injury frequency rate (“TRIFR”) across the Exploration division, developing a comprehensive business development evaluation strategy, reviewing and advising on acquisition/divestment opportunities, and developing a pipeline of new greenfield exploration projects.

Mr. Rehman’s individual performance in 2019 was evaluated based on, among other things, completion of the Strategic Agreement with the Government of the Kyrgyz Republic, ensuring that training within the Company on certain compliance policies and procedures is completed and oversight of Mount Milligan’s medium term and long-term water strategy.

Overall Results of Annual Cash Bonus Incentive Awards

A summary of the 2019 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target Amount ($)	Actual Incentive Amount ($)(1)	Actual Incentive (% of Base Salary)
Scott Perry	125	975,000	1,086,640	139
Darren Millman	75	367,500	416,173	85
Gordon Reid	75	386,250	423,954	82
Dennis Kwong	60	261,000	300,251	69
Yousef Rehman	60	240,000	291,290	73
(1)	As further described below, a portion of the Annual Incentive Award can be taken by NEOs as Employee RSUs.

Annual Incentives in Employee Restricted Share Units (for eligible employees only)

Under the Amended and Restated Restricted Share Unit Plan (which was approved by shareholders at the Company’s 2017 annual and special meeting), eligible employees, including all members of senior management may decide to take all or a portion of their annual cash bonus incentive in the form of employee restricted share units (“Employee RSUs”). This election must be made by the end of the first quarter of the calendar year in respect of which such cash bonus incentive payment relates. Employee RSUs have different attributes from Director RSUs and any grant by the Board of discretionary RSUs (“Discretionary RSUs”), but all are granted pursuant to the terms of the Company’s Amended and Restated Restricted Share Unit Plan (the “RSU Plan”).

The number of Employee RSUs to be granted to each individual shall be determined by dividing (a) the value of the cash bonus incentive being taken as RSUs by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of an Employee RSU. If a dividend is paid on the Shares, each participant will be allocated additional Employee RSUs equal in value to any dividend paid on the Shares multiplied by the number of Employee RSUs held by the participant, divided by the market value of the Shares on the date that the dividend is paid.

Beginning in respect of the 2017 plan year, and in accordance with the Company’s RSU Plan, for every two Employee RSUs granted to an eligible employee in lieu of a bonus- incentive, the Company will grant an additional Employee RSU to such eligible employee.

All Employee RSUs granted to eligible employees are subject to a two-year vesting period; 50% of the Employee RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Given the two-year vesting period, these Employee RSUs serve as a retention incentive for such executives and is an additional method of aligning executive compensation with the interests of shareholders.

Upon redemption of an Employee RSU, Centerra shall issue from treasury one Share for each whole vested RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Employee RSUs held by such participant shall vest immediately and can be redeemed by an officer or eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Employee RSUs held by such participant shall automatically be terminated and vested Employee RSUs held by such participant may be redeemed within one year from such resignation or termination.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Share Unit Plan – Directors RSUs”.

The following sets out the percentage of each NEO’s 2019 annual incentive payment (awarded in 2020) taken in the form of Employee RSUs:

Executive(1)	% of Annual Incentive taken in Employee RSUs
Scott Perry	100
Darren Millman	50
Dennis Kwong	50
Yousef Rehman	50

(1)       As previously discussed, Mr. Reid retired from the Company effective December 31, 2019

Mid-term and Long-term Incentives — Performance Share Units and Options

Centerra’s mid-term and long-term incentive programs typically consist of annual grants of PSUs awarded under the PSU Plan and Options awarded under its Share Option and Share Appreciation Rights Plan (“Option Plan”). The PSU Plan and the Option Plan are administered by the HRC Committee. PSUs are awarded by the HRC Committee, and Options are awarded by the Board upon the recommendation of the HRC Committee. Prior grants are not considered when considering new grants of PSUs and Options. The HRC Committee and the Board target the grant of mid-term and long-term incentives as a percentage of the participant’s base salary, with the percentage reflecting the level of responsibility of the participant and other factors. The form of the incentive award (whether PSUs, Options or other) for each executive is at the discretion of the Board, although the Company’s practice has been to divide the award value equally between PSUs and Options.

Performance Share Units

Centerra’s PSU Plan is a mid-term incentive plan that permits Centerra to grant PSUs to its employees and executive officers. The purpose of the PSU Plan is to align the interests of plan participants with Centerra’s performance in increasing shareholder value over the medium term, especially in comparison with other gold companies included in the S&P/TSX Global Gold CAD$ Index as measured through its Total Return Index Value (the “TRIV”). The PSU Plan provides a staggered vesting schedule over three years whereby 50% of the PSUs vest on December 31 of the year following the grant year (end of year 2), and the remaining 50% of the PSUs vest on December 31 of the subsequent year (end of year 3). At the time of vesting, the number of PSUs will be adjusted according to Centerra Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Centerra Performance Relative to TRIV	PSU Vesting Adjustment
Greater than 1.5	200%
Between 1.0 and 1.5	Linear calculation
1.0	100%
Between 1.0 and 0.75	Linear calculation
Below 0.75	0%

PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the PSU Plan) immediately prior to vesting of the PSUs or, at Centerra’s election, a Share purchased on the open market. PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on Centerra’s Shares, additional PSUs are credited to participants’ accounts. The number of additional PSUs credited to participants’ accounts is determined by dividing the dollar amount of the dividends payable in respect of the PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

Effective January 1, 2019, the calculation of fair market value was revised from the previous 61-trading day VWAP, to a 5-trading day VWAP. This new definition for “fair market value” (the 5-day VWAP) applies to all grants issued from 2019 forward, including any in respect of additional PSUs credited as a result of dividends for PSUs granted in 2019 and onwards.

The 61-trading day VWAP will still continue to apply to the vesting, dividend credits, and redemption of those PSUs granted in 2018 and earlier years.

Target percentages of PSUs issued to NEOs in 2019 are set out in the table below.

Executive	2019 PSU Target(1) (% of Base Salary)
Scott Perry	125
Darren Millman	90
Gordon Reid	90
Dennis Kwong	80
Yousef Rehman	80

(1)       The number of PSUs awarded is determined by dividing the target value of the grant by the 5-day VWAP as of the grant date.

Share Options

The purpose of Centerra’s Option Plan is to link employee performance with successful, sustained long-term company performance that increases shareholder value. The Option Plan is also designed to assist in the retention of key employees. The HRC Committee designates the recipients of Options and the terms and conditions of each grant and grants are approved by the Board. Options are granted at prices no lower than the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days prior to the date of the grant. The number of Options awarded is based upon a target percentage of a participant’s base salary and the Black-Scholes value of an option. The target percentage varies depending upon the participants’ level of responsibility. The amount and terms of outstanding PSUs, Options and share appreciation rights, if any, are not taken into account when determining whether and how many new Option grants will be made. Options granted under the Option Plan are non-transferable, other than by will or the laws of descent and distribution. Options must be exercised no later than eight years after the date of the grant.

Options vest as to one-third on each of the first, second and third anniversaries of the grant. The Option Plan provides for the term of Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period. All Options that expire or are forfeited unexercised are available for future issuances under the Option Plan.

A maximum of 18,000,000 Shares have been made available for issuance upon exercise of Options granted under the Option Plan, representing 6.14% of Centerra’s currently outstanding Shares. Under no circumstances may the Option Plan, together with all of Centerra’s other Share compensation arrangements, result in: (i) the number of securities issuable to insiders, at any time, exceeding 10% of the outstanding issue of Shares; (ii) the number of securities issued to insiders within any one-year period exceeding 5% of the outstanding issue of Shares; or (iii) the number of securities issued or issuable to any one person exceeding 5% of the outstanding issue of Shares.

The HRC Committee may amend, suspend or terminate the Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Options or rights granted to a participant without the participant’s consent. In addition, the following amendments to the Option Plan, or to Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of an Option or that would result in the exercise price for any Option being lower than the fair market value of a Share at the time the Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Option Plan dies, Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Options not vested will expire. Options may not be transferred or assigned other than by will or the laws of descent and distribution. If a participant retires or becomes disabled, unvested Options will continue to vest and vested Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Options which are not exercised expire. If a participant ceases to be eligible under the Option Plan for any other reason, except due to a change in control of Centerra, each Option held by the participant which is unvested will be cancelled immediately and each Option that is vested as at the date the participant ceases to be eligible under the Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Options held by the participant will expire. In the event of a change of control, all Options will vest immediately and the participant may exercise his or her Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Options will expire.

Target percentages for options issued to NEOs in 2019 are set out in the table below.

Executive	2019 Option Target(1) (% of Base Salary)
Scott Perry	125
Darren Millman	90
Gordon Reid	90
Dennis Kwong	80
Yousef Rehman	80
(1)	The corresponding number of Options is determined by dividing the target value of the option grant by the product of the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes option value which an independent compensation consulting firm prepares for Centerra prior to each grant.

Other Incentive Plans

Employee Share Purchase Plan

In 2017, Centerra established an Employee Share Purchase Plan (“ESPP”) in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to motivate eligible employees to acquire Shares in a convenient manner, to encourage employee Share ownership and to align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security based compensation arrangements, result in (a) the number of Shares issuable pursuant to the ESPP and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary. No payroll deductions, contributions or any rights to receive Shares under the ESPP may be assigned or transferred other than by will or the laws of descent and distribution.

The ESPP is administered by the HRC Committee, subject to the HRC Committee reporting to the Board of Directors on all matters requiring approval of the Board of Directors. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Shares which have been authorized for issuance under the ESPP. The HRC Committee may make amendments to the ESPP without shareholder approval, except for amendments: (i) increasing the number of Shares reserved for issuance under the ESPP; (ii) removing or exceeding the insider participation limits; (iii) extending eligibility to participate in the ESPP to non-employees; (iv) reducing the purchase price payable for Shares under the ESPP; (v) increasing the employer contributions permitted under the ESPP; (vi) changing the amendment provisions of the ESPP; or (vii) other amendments that require shareholder approval under applicable law or stock exchange rules.

As of the date of this Circular, each of Messrs. Perry, Millman, Kwong and Rehman are participating in the ESPP and are each making contributions of 10% of their base salary. Mr. Reid is not participating in the ESPP.

Amended and Restated Restricted Share Unit Plan – Discretionary RSUs

As noted above, under the RSU Plan (which was approved by shareholders at the Company’s 2017 annual and special meeting), certain eligible employees may decide to take all or a portion of their annual cash based incentive for in the form of Employee RSUs. See “Annual Incentives in Employee Restricted Share Units (for eligible employees only)” above.

The RSU Plan also permits discretionary grants of RSUs (Discretionary RSUs) to directors, executive officers and eligible employees on such terms and conditions as the Board may determine, provided that: (i) the aggregate annual value of any Discretionary RSUs granted to any non-employee director of the Company or any of its subsidiaries shall not exceed $150,000, and (ii) the number of Shares that may be issued pursuant to Discretionary RSUs granted to non-employee directors of the Company or any of its subsidiaries may not exceed 1% of the outstanding Shares.

The number of Discretionary RSUs to be granted to each individual shall be determined by dividing (a) either the amount of the remuneration to be credited in RSUs on the award date by (b) the fair market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of a Discretionary RSU. If a dividend is paid on the Shares, each participant will be allocated additional Discretionary RSUs equal in value to any dividend paid on the Shares multiplied by the number of Discretionary RSUs held by the participant, divided by the market value of the Shares. Other terms and conditions of the Discretionary RSUs, including a vesting schedule and redemption conditions, are to be determined by the Board.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Share Unit Plan – Directors RSUs”.

Other Benefits and Perquisites

Centerra provides competitive employee benefits and executive perquisites to aid in the attraction and retention of key executives. Centerra’s group benefits package includes life, health, dental, disability and accidental death and dismemberment coverage. Centerra’s NEOs are eligible for the same group benefits package as non-executive employees, except that NEOs participate in a Supplemental Executive Retirement Program (“SERP”) instead of the employee group retirement savings plan. The Company’s annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary plus annual incentive, capped at the target incentive amount. Executives also receive a quarterly perquisite allowance ($10,000 for the CEO and $8,750 for all other NEOs) as well as an annual medical exam, paid for by Centerra.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra in order to align their interests with those of Centerra’s shareholders, focus executives on improving total shareholder returns over time and mitigate compensation related risks. As a result, the Board has adopted Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the Share Ownership Policy. When an executive officer is promoted or receives a raise in basic annual salary, they have five years from the date of such increase to achieve the incremental increased Share ownership required.

Centerra requires that a minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs held pursuant to Centerra’s PSU Plan, Employee RSUs held pursuant to Centerra’s RSU Plan, and any other equity plan as determined by the HRC Committee (currently no additionally identified plans). When calculating the value of executive Share ownership, Shares are valued at the higher of cost at acquisition and current fair market value, PSUs are valued based on the intended value of the PSU at the time of grant, and Employee RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan. Stock options are not used in the determination of whether Share ownership requirements are satisfied.

Minimum Share Ownership Levels for NEOs

The table below sets out a summary of each NEO’s most recent Share ownership requirements and their most recent shareholdings as of the date of the Circular. As noted above, when the base salary for an executive increases, this leads to a corresponding increase in the Share ownership levels, and executives are required to achieve this incremental Share ownership within five years of the salary increase. Information for Mr. Reid is not provided below because he retired effective December 31, 2019.

Executive	Share Ownership Requirement ($)(1)	Deadline
Scott Perry, CEO	1,800,000	November 1, 2020
	1,890,000	April 1, 2021
	1,950,000	January 1, 2022
	2,250,000	January 1, 2023
	2,340,000	January 1, 2024
	2,445,000	January 1, 2025
Darren Millman, VP and CFO	525,000	April 1, 2021
	652,500	January 1, 2022
	675,000	January 1, 2023
	735,000	January 1, 2024
	753,375	January 1, 2025
Dennis Kwong, VP, Business	517,992	April 1, 2019
Development and Exploration	532,500	January 1, 2021
	600,000	January 1, 2022
	615,000	January 1, 2023
	652,500	January 1, 2024
	682,500	January 1, 2025
Yousef Rehman, VP and General	525,000	January 1, 2023
Counsel	600,000	January 1, 2024
	645,000	January 1, 2025
(1)	Pursuant to the requirements for executive Share ownership, a minimum of one-third of the Share ownership level must be met through the ownership of Shares. The relevant dollar figure that must be met through the ownership of Shares based on the 2019 base salary is as follows: Mr. Perry $815,000; Mr. Millman $251,125; Mr. Kwong $227,500; and Mr. Rehman $215,000. All figures are calculated in related to the NEO’s current salary.

Currently, Messrs. Perry and Kwong have satisfied their share ownership requirements. Mr. Millman has until April 2021 to achieve his first ownership requirement of $525,000. Mr. Rehman has until January 2023 to achieve his first ownership requirement of $525,000. As noted elsewhere in this document, Mr. Reid retired from Centerra effective as of December 31, 2019. Prior to his retirement, he had satisfied his share ownership requirement.

The share ownership level for NEOs as of the date of this Circular:

	Common Shares(1)		PSUs(2)		RSUs(3)
Executive	No.	$	No.	$	No.	$	Aggregate Value ($)
Scott Perry	103,189	832,789	232,388	1,443,747	523,368	3,847,970	6,124,506
Darren Millman	11,491	101,299	103,871	643,496	90,496	646,311	1,391,106
Dennis Kwong	33,552	333,593	82,514	511,999	42,849	299,807	1,145,399
Yousef Rehman	12,341	106,112	74,468	459,999	26,665	188,522	754,633
(1)	Shares are valued at the higher of cost at acquisition and current fair market value, being the five day VWAP as of the date of this Circular, March 25, 2020 ($7.91).

(2)	PSUs are valued based on the intended value of the PSU at the time of grant.

(3)	Employee RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase Employee RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan (valued at the five day VWAP as of the grant date).

Succession Planning for Senior Management

The Board has a formal process for succession planning for its executive officers, including the CEO. In July of each year, the HRC Committee undertakes a succession planning review, including a report from the President and CEO on succession planning for his direct reports and other executives.

CEO succession is also discussed during the in-camera session at this meeting of the HRC Committee and at the Board. At these meetings, the Committee and Board discuss internal candidates with long-term potential to serve as Centerra’s President and CEO, and they identify candidates who could step into the role immediately in the event the President and CEO departs unexpectedly or an emergency situation occurs which requires an immediate replacement. The entire Board is responsible for working with the HRC Committee to evaluate and nominate a potential successor to the position of President and CEO in accordance with the succession plan.

Performance Graph

The following graph compares the cumulative shareholder return for $100 invested in Centerra’s Shares from December 31, 2014 to December 31, 2019. Centerra’s executive compensation mix provides close to half of total compensation through mid-term and long-term incentives that are directly tied to Centerra’s Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Centerra’s Share value. As a result, when Centerra’s Shares out-perform its comparators (measured via the S&P/TSX Global Gold Index — TRIV), the PSU Plan is expected to pay above target and most Options are expected to be in-the-money. Conversely, when Centerra’s Shares under-perform its comparators, the PSU Plan is not expected to pay out and most Options are not expected to be in-the-money. The closing price of Centerra’s Shares on the TSX on December 31, 2019 was $10.33.

CEO Compensation Lookback Analysis

The table below compares the value of total direct compensation awarded to Mr. Perry for each of the past four full years that he has been the Company’s Chief Executive Officer to its realizable value as at December 31, 2019.

The difference between the reported value of compensation awarded and realizable value is primarily attributed to changes in share price. Overall, the average value received by the President and CEO is up 33% from the reported compensation value as disclosed in prior circulars. In comparison, the average increase in the value of an investment in Centerra at the beginning of each year is 65%.

		Realizable Compensation as at December 31, 2019
	Total Direct Compensation (TDC) Awarded(1)	Performance Period	Dollar Value[2]	Difference from reported TDC (%)	Total Shareholder Return (%)
2019	$3,816,640	1 year (Jan 1, 2019 to Dec 31, 2019)	$4,653,501	22%	76%
2018	$3,726,142	2 years (Jan 1, 2018 to Dec 31, 2019)	$5,754,990	54%	60%
2017	$3,114,218	3 years (Jan 1, 2017 to Dec 31, 2019)	$5,374,326	73%	64%
2016	$3,059,940	4 years (Jan 1, 2016 to Dec 31, 2019)	$2,483,053	-19%	59%
Average	$3,429,235		$4,566,467	33%	65%

(1)	Includes base salary + annual short-term incentive + grant date fair value of option-based awards + grant date fair value of share-based awards (including Company match disclosed in prior circulars).

(2)	Includes base salary received during the year, short incentive paid in cash (2019 only, Short Term Incentive in respect of other years has been deferred and taken in RSUs), the value at vesting of share units (RSUs and PSUs), fair value of share units outstanding (RSUs and PSUs), and value of outstanding stock options that are ‘in-the-money’ (realizable).

Compensation Paid to Named Executive Officers in 2019

Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s “Named Executive Officers” (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(b) Share- based awards(2) ($)	(c) Option- based awards(3) ($)	(d) Non-equity incentive plan compensation(4) ($)	(e) Pension value(5) ($)	(f) All other compensation(6) ($)	(g) Total compensation ($)
Scott Perry	2019	780,000	975,000	975,000	1,086,640	210,600	585,995	4,613,235
President & Chief Executive	2018	750,000	937,500	937,500	1,101,142	202,500	593,433	4,522,075
Officer	2017	650,000	1,625,000	0	839,218	175,500	462,470	3,752,188
Darren Millman	2019	490,000	441,000	441,000	416,173	102,900	142,263	2,033,336
Vice President	2018	450,000	405,000	405,000	443,317	94,500	148,969	1,946,786
& Chief Financial Officer	2017	435,000	783,000	0	317,567	86,130	114,937	1,736,634
Gordon Reid	2019	515,000	463,500	463,500	423,954	108,150	35,575	2,009,679
Vice President & Chief	2018	500,000	450,000	450,000	393,265	105,000	37,640	1,935,905
Operating Officer	2017	475,000	855,000	0	242,119	94,050	158,599	1,824,768
Dennis Kwong	2019	435,000	348,000	348,000	300,251	83,520	113,283	1,628,054
Vice President, Business	2018	410,000	328,000	328,000	294,464	78,720	112,749	1,551,933
Development & Exploration	2017	400,000	640,000	0	210,588	72,000	63,964	1,386,552
Yousef Rehman	2019	400,000	320,000	320,000	291,290	76,800	108,398	1,516,488
Vice President, General	2018	350,000	280,000	280,000	251,372	67,200	100,483	1,329,055
Counsel and Corp. Secretary	2017	180,000	50,840	7,930	79,236	0	0	318,006
(1)	Amounts indicated represent actual base salary received in the applicable year.

(2)	Share-based units awarded are PSUs and Modified PSUs (as defined below) and are valued based on the grant date fair market value of a Centerra Share — defined as the Volume Weighted Average Price (“VWAP”). For Share-based units granted in 2017 and 2018, a 61-day VWAP was used. Starting with the 2019 grants, a 5-day VWAP was used for new grants of PSUs. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by share price movement and dividends in a similar manner as shareholders are affected by such events. In 2017, due to circumstances at the time of granting of the annual long-term incentive awards, the Board of Directors chose to award each of the NEOs long-term incentives solely in the form of PSUs. Accordingly, in lieu of an award of Options, the NEOs were awarded modified PSUs with modifications intended to mimic as closely as possible the terms and conditions common to Options and with values at the levels targeted for each NEO’s Options (the “Modified PSUs”). The Modified PSUs have an adjustment factor fixed at 1.0 and vested as to one-third each year, with the last 1/3 vesting on December 31, 2019. As such, no regular course Options were granted to the NEOs in 2017. The only exception to this was Mr. Rehman who was granted Options in late 2017 as a result of a promotion to Vice President, General Counsel.

(3)	Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model which Centerra has chosen because it is one of the most common valuation methodologies for options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based Awards for 2019, 2018 and, 2017 (for Mr. Rehman only) respectively, were as follows: Scott Perry $565,640 and $831,761; Darren Millman $255,842 and $359,320; Gordon Reid $268,898 and $399,248; Dennis Kwong $201,890 and $291,008; and Yousef Rehman $185,645, $248,419, $7,169. As noted above, no Options were granted to the NEOs in 2017, other than to Mr. Rehman who was granted Options in late 2017 as a result of a promotion.

(4)	Amounts indicated represent annual incentive bonus earned in the year, but paid in the following year. The amounts indicated include any portion of annual incentive bonuses that were taken by individual NEOs in the form of Employee RSUs (which are subject to a two-year vesting period). This amount does not include the dollar value of Employee RSUs matched by the Company which is included in column (f) as more fully described below. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSU Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.

(5)	Amounts include annual SERP contributions made by the Company for each NEO. SERP contributions are earned in one year and contributed in the following year.

(6)	Amounts represent: (i) the aggregate amount of perquisites received in the year; (ii) the dollar value of any additional PSUs granted in the year as a result of a dividend distribution (which are not included in column (b)); and (iii) the dollar value of Employee RSUs matched by the Company to NEOs who elected to receive all or a portion of their annual incentive payment in Employee RSUs (see further details below). These RSUs are in respect of the annual incentive bonus earned in the year but paid in the following year (similar to amounts reflected in column (d)). This figure does not include group benefits which are generally available to all employees of the Company. The dollar amounts for the Employee RSUs contributed (matched) by the Company to the NEOs under the RSU Plan are as follows: Scott Perry: $543,320 (2019), $550,571 (2018) and $419,609 (2017); Darren Millman: $104,043 (2019), $110,829 (2018) and $79,392 (2017); Gordon Reid: $121,059 (2017); Dennis Kwong: $75,063 (2019), $73,616 (2018) and $26,324 (2017); and Yousef Rehman: $72,823 (2019), and $62,843 (2018). All Employee RSUs are subject to a two-year vesting period – 50% vest on the first anniversary date of grant, and the remaining 50% vest on the second anniversary date.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2019.

		Option-based Awards			Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the- money options(3) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(4) ($)	Market or payout value of vested share- based awards not paid out or distributed(5) ($)
Scott Perry	42,400	7.33	November 6, 2023	127,200	558,571	6,959,065	3,443,957
	259,062	7.32	March 7, 2024	779,777
	317,466	6.77	March 6, 2026	1,130,179
	280,946	6.71	March 6, 2027	1,017,025
Darren Millman	47,363	5.99	March 30, 2024	205,555	168,410	2,273,407	1,274,327
	137,145	6.77	March 6, 2026	488,236
	127,074	6.71	March 6, 2027	460,008
Gordon Reid	14,130	19.48	March 6, 2020	0	137,460	1,986,135	1,419,619
	122,690	6.05	March 3, 2023	525,113
	54,893	7.32	March 7, 2024	165,228
	152,384	6.77	March 6, 2026	542,487
	133,558	6.71	March 6, 2027	483,480
Dennis Kwong	22,430	19.48	March 6, 2020	0	119,557	1,658,000	953,390
	70,426	6.78	March 4, 2021	250,012
	109,197	5.04	March 3, 2022	577,652
	101,468	6.05	March 3, 2023	434,283
	98,098	7.32	March 7, 2024	295,275
	111,071	6.77	March 6, 2026	395,413
	100,276	6.71	March 6, 2027	362,999
Yousef Rehman	5,691	7.32	March 7, 2024	17,130	101,133	1,429,026	327,870
	2,433	7.56	November 16, 2025	6,739
	94,816	6.77	March 6, 2026	337,545
	92,208	6.71	March 6, 2027	333,793
(1)	For each NEO, the figure for share based awards include PSUs, Modified PSUs and Employee RSUs.

(2)	In accordance with the terms of the Option Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period. Given this, and the Company’s decision to implement a trading blackout which remains in effect as of the date of this document, options with an expiry date of March 6, 2020 have not yet expired but will expire ten days after the blackout period has lifted.

(3)	The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2019, which was $10.33, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of the date of this Circular).

(4)	The market value of PSUs and Modified PSUs is based upon the market price of Centerra’s Shares (calculated to be the 61-day VWAP, in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Centerra’s Share performance (for the applicable performance period) relative to the S&P/TSX Global Gold CAD$ TRIV Index as at December 31, 2019 (being the last trading day of 2019). The market value of Employee RSUs that have not vested is based on the closing price of the Shares on December 31, 2019, which was $10.33.

(5)	These amounts relate to (A) PSUs and Modified PSUs which vested on December 31, 2019, and (in accordance with the applicable plan text) are calculated using the 61-day VWAP, in Canadian dollars, of the Shares on the TSX, being $10.98 and, in the case of PSUs, Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2019; and (B) vested Employee RSUs which have not been redeemed by participants which have been valued using the market value of the Shares on the applicable vesting date (March 15, 2019) of $7.15. As noted elsewhere in this circular, Employee RSUs can only be redeemed by eligible employees for Centerra Shares. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra. As of December 31, 2019, none of the vested Employee RSUs held by Messrs. Perry, Millman, Reid or Kwong have been redeemed. These figures appear also in the table immediately following entitled, “Incentive Plan Awards — Value Vested or Earned During the Year”.

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2019. The awards reflected in the column “Share-based awards — value vested during the year” are also reflected in the last column of the immediately preceding table.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)
Scott Perry	0	3,443,957	1,086,640
Darren Millman	21,550	1,274,327	416,173
Gordon Reid	0	1,419,619	423,954
Dennis Kwong	0	953,390	300,251
Yousef Rehman	2,611	327,870	291,290
(1)	Represents the aggregate dollar value that would have been realized in 2019 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.

(2)	These amounts relate to (A) PSUs and Modified PSUs which vested on December 31, 2019, and (in accordance with the applicable plan text) are calculated using the 61-day VWAP, in Canadian dollars, of the Shares on the TSX, being $10.98 and, in the case of PSUs, Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2019; and (B) vested Employee RSUs which have not been redeemed by participants which have been valued using the market value of the Shares on the applicable vesting date (March 15, 2019 - $7.15). See footnote (3) for further breakdown of the Employee RSUs. As noted elsewhere in this circular, Employee RSUs can only be redeemed by eligible employees for Shares.

(3)	Amounts for Messrs. Perry, Millman, Reid and Kwong all include Eligible RSUs which vested on March 15, 2019. Mr. Perry had 144,872 RSUs vest, Mr. Millman had 21,735 RSUs vest, Mr. Reid had 26,703 RSUs vest and Mr. Kwong had 5,806 RSUs vest. Mr. Rehman did not have any Employee RSUs vest during 2019. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra. As of December 31, 2019, none of these vested Employee RSUs held by Messrs. Perry, Millman, Reid or Kwong have been redeemed.

Supplementary Executive Retirement Plan

The following table sets out the accumulated value of each NEOs SERP at the beginning of 2019, the contributions made with respect to 2019 earnings (but paid in 2020) and the accumulated value as of December 31, 2019. Annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value.

Executive	Accumulated Value at Beginning of 2019(1) ($)	Contribution Earned in Respect of 2019(2) ($)	Accumulated Value at End of 2019(1) ($)
Scott Perry	551,400	210,600	762,000
Darren Millman	232,605	102,900	335,505
Gordon Reid	718,316	108,150	826,466
Dennis Kwong	593,828	83,520	677,348
Yousef Rehman	67,200	76,800	144,000
(1)	Since these are self-administered RCA Trusts, investment income is not included in these amounts.

(2)	Contributions made in respect of 2019 were based on eligible earnings in 2019 and paid in 2020.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs pursuant to the terms of the Company’s incentive plans and their respective employment agreements with the Company. The incentive plans and NEO employment agreements do not provide any rights of NEOs on the occurrence of a change of control, only on the occurrence of a termination without cause or resignation for “good reason” following a change of control.

Type of Termination	Severance	Annual Incentive Plan (Bonus)	Options	PSUs	Employee RSUs	Benefits	SERP
Termination without Just Cause or Good Reason(1)	Lump sum equal to base salary and target annual incentive for 24 months.	Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).	All options that would have vested during the 24 months following the termination date immediately vest as of the termination date and remain exercisable for a period of 90 days.	PSUs are pro rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	All RSUs vest immediately on the termination date.	Benefits continue for a 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for a 24-month period following termination.
Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.	Bonus for the
current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).

All options
immediately vest and remain exercisable for a period of 90 days.

If options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the options is provided.

				All PSUs held as of the termination date vest immediately and are paid based on actual performance (as defined in the PSU plan) at the time of the change of control or the termination date (whichever is higher).	All RSUs vest immediately on the termination date.	Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.
(1)	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. A “good reason” is defined in the NEO employment agreements to mean (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit program or the SERP, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

(2)	Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if an NEO was terminated without cause 18 months after grant of PSUs, the entitlement would be to (i) for the first vesting period of 24 months, 18/24 of the PSUs that would vest during such vesting period; and (ii) for the second vesting period of 36 months, 18/36 of the PSUs that would vest during such vesting period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis - Performance Share Unit Plan”.

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six months (12 months in the case of Mr. Perry) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2019. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $10.33, being the closing price of the Shares on December 31, 2019.

Termination of Employment Without Cause or Good Reason

Executive	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Scott Perry	3,510,000	0	1,431,469	0	3,369,470	112,860	421,200	8,844,999
Darren Millman	1,715,000	0	632,163	0	666,688	102,604	205,800	3,322,255
Gordon Reid	1,802,500	0	683,980	0	275,852	102,860	216,300	3,081,492
Dennis Kwong	1,392,000	0	505,610	0	382,654	101,197	167,040	2,548,501
Yousef Rehman	1,280,000	0	449,806	0	275,449	99,957	153,600	2,258,812
(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).

(2)	In the case of “Termination without Just Cause or Good Reason” which occurs on December 31, 2019, a NEO would not receive more than the annual incentive plan bonus for all of 2019, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only Options which would otherwise vest in the 24 months following a termination on December 31, 2019 that are in the money.

(4)	In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2019, a NEO would not receive more than the PSU payment they would have otherwise received for any PSUs which vested at the end of 2019 which is calculated based on an adjustment factor equal to the adjustment factor at December 31, 2019 (the termination date) or 1.0, whichever is lower. Accordingly, there would be no incremental benefit to a NEO.

(5)	In the case of a “Termination without Just Cause or Good Reason”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

Termination without Cause or Good Reason Following a Change of Control

Executive	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Scott Perry	3,510,000	0	1,770,477	3,589,594	3,369,470	112,860	421,200	12,773,601
Darren Millman	1,715,000	0	785,499	1,606,719	666,688	102,604	205,800	5,082,310
Gordon Reid	1,802,500	0	845,140	1,710,283	275,852	102,860	216,300	4,952,935
Dennis Kwong	1,392,000	0	626,610	1,275,346	382,654	101,197	167,040	3,944,847
Yousef Rehman	1,280,000	0	561,071	1,153,576	275,449	99,957	153,600	3,523,653
(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).

(2)	In the case of “Termination without Just Cause or Good Reason within 24 months of a Change of Control” which occurs on December 31, 2019, a NEO would not receive more than the annual incentive plan bonus for all of 2019, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only those unvested Options, which would accelerate in these circumstances that are in the money.

(4)	In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs and Modified PSUs vest based on actual performance as of December 31, 2019.

(5)	In the case of a “Termination without Just Cause or Good Reason, within 24 months of a Change of Control”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2019, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referred to in column (a)) (c)
Equity compensation plans approved by securityholders
Stock Option Plan	4,280,746	$7.31	5,810,841
Amended and Restated Restricted Share Unit Plan(1)	1,237,674	$0	1,985,058
Employee Share Purchase Plan(2)	34,470	$0	4,658,030
Equity compensation plans not approved by securityholders	-	-	-
(1)	Information provided here includes Director RSUs (203,225), Employee RSUs (978,834) and Discretionary RSUs (55,615). As noted elsewhere, Employee RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or shares issued from treasury, at the election of the Director. All currently awarded Discretionary RSUs can only be redeemed for Shares issued from treasury. However, any future Discretionary RSUs may have different terms and conditions.

(2)	This represents the number of Shares actually issued under the ESPP in early Q1 2020, for aggregate cash proceeds that were in participants’ account as of December 31, 2019. Under the ESPP, Shares are issued to participants as soon as administratively possible after a quarter end and based on the 5-day VWAP on the such grant date, which was $10.19.

The following tables sets forth additional information regarding Centerra’s security-based compensation arrangements.

Plan	Burn Rate(1)
Stock Option Plan
2017	0.03%
2018	0.49%
2019	0.45%
Amended and Restated Restricted Share Unit Plan
2017	0.10%
2018	0.26%
2019	0.17%
Employee Share Purchase Plan
2018(2)	0.05%
2019	0.06%
(1)	Calculated by dividing (a) the number of securities granted under the arrangement during the applicable fiscal year by (b) the weighted average number of common shares outstanding for the applicable fiscal year.

(2)	The ESPP was adopted in 2017 but no Shares were issued until 2018.

Plan	Plan Maximum(1)	Outstanding Securities Awarded(2)	Remaining Securities Available for Grant(3)
Stock Option Plan	18,000,000 (6.14%)	4,280,746 (1.46%)	5,810,841 (1.98%)
Amended and Restated Restricted Share Unit Plan	4,000,000 (1.37%)	1,237,674 (0.42%)	1,985,058 (0.67%)
Employee Share Purchase Plan	5,000,000 (1.71%)	307,500 (0.10%)	4,658,030 (1.59%)
(1)	The maximum number of securities issuable under each arrangement expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2019).

(2)	The number of outstanding securities awarded under each arrangement as of December 31, 2019 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2019).

(3)	The number of securities under each arrangement that are available for grant (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2019).

DIRECTOR COMPENSATION

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. The HRC Committee, with the advice of an independent compensation consultant, annually reviews the compensation paid to Centerra’s Board members in order to ensure that it is in line with its comparator group companies. No changes to director compensation were recommended in 2019. Director compensation is currently comprised of the following components:

(a)	an annual retainer of $175,500 (other than the Chair and Vice Chair), a portion of which (currently, a minimum of $115,000) must be taken as equity-based compensation in the form of DSUs and/or Director RSUs; ;

(b)	fees for serving as a chair of a Board committee — $25,000 for serving as chair of the Audit Committee, $20,000 for serving as Chair of the Human Resources and Compensation Committee, $10,000 for serving as chair of the Nominating and Corporate Governance Committee and $15,000 for serving as chair of any other committee (other than the Special Committee);

(c)	attendance fee of $1,500 for each Board or regular committee meeting that they attend;

(d)	members of the Special Committee receive compensation of $1,500 per meeting. The chair of the Special Committee does not receive any additional annual retainer for acting in this capacity;

(e)	for directors not resident where the Board meeting is occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.

The Chair receives an annual retainer of $310,000, of which at least $200,000 must be taken in the form of DSUs and/or Director RSUs. The Vice Chair receives an annual retainer of $280,000, of which at least $180,000 must be taken in the form of DSUs and/or Director RSUs.

In addition, directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

Mr. Perry, the President and CEO of Centerra, who is also a NEO, does not receive any compensation for his services as director.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

The table below sets out compensation paid to directors in 2019.

			Fees Earned in 2019(1)
Name(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	All Other Compensation ($)	Total ($)
Richard Connor	146,500	56	115,500	44	0	0	0	262,000
Dushen Kasenov	82,027	53	0	0	72,721	47	0	154,748
Maksat Kobonbaev	82,027	53	0	0	72,721	47	0	154,748
Eduard Kubatov	45,596	54	0	0	38,685	46	0	84,281
Stephen Lang	123,625	37	0	0	211,250	63	0	334,875
Askar Oskombaev	118,500	51	0	0	115,500	49	0	234,000
Michael Parrett	152,000	48	0	0	165,500	52	0	317,500
Jacques Perron	108,500	48	0	0	115,500	52	0	224,000
Sheryl Pressler	153,500	57	0	0	115,500	43	0	269,000
Bektur Sagynov	41,096	52	0	0	38,685	48	0	79,781
Bruce Walter	140,460	44	180,040	56	0	0	0	320,500
Susan Yurkovich	59,000	25	175,500	75	0	0	0	234,500
(1)	Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2019 – a portion of the compensation (earned in respect of the fourth quarter of 2019) was not paid to directors until early 2020.

(2)	This reflects all directors in 2019. Mr. Eduard Kubatov and Mr. Bektur Sagynov were directors in 2019 until May 1, 2019. Mr. Dushen Kasenov and Mr. Maksat Kobonbaev were elected on May 1, 2019.

(3)	The cash portion of the fees earned includes the cash portion of a director’s retainer, meeting fees and fees for acting as a chair (where applicable).

(4)	This figure includes the intended value of DSUs or Director RSUs awarded as a result of fees earned during 2019. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2019 is equal to the dollar amount of fees earned divided by the VWAP of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned and subsequently vested and redeemed in 2019, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid out upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2019)”.

Deferred Share Unit Plan

Centerra has established a DSU Plan (the “DSU Plan”) for non-executive directors to receive a portion of their director’s compensation as DSUs. As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Centerra similar to Share ownership. Directors may elect to receive all or a portion of their director’s compensation (as specified by the Board from time to time) as DSUs, RSUs, or a combination of both and such units are granted using the 5-day VWAP of the Shares as at the time of the grant. Centerra believes that this plan aligns the interest of these directors with those of the shareholders. Directors who are officers of Centerra or Centerra subsidiaries do not receive DSUs for serving as directors.

While serving as a director, DSUs cannot be redeemed. DSUs are redeemed in full to the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs of directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the DSUs equal to the weighted average of the closing price of Centerra’s Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional DSUs equal in value to the dividend multiplied by the number of DSUs held by the director.

Amended and Restated Restricted Share Unit Plan – Directors RSUs

Director RSUs

The RSU Plan is part of Centerra’s compensation arrangements available for directors, officers and eligible employees of Centerra and its subsidiaries and is intended to encourage directors, and eligible employees to participate in the long-term success of the Company and to align their interests with the interests of shareholders.

From time to time, the Board will specify the proportion of a director’s remuneration that is required to be taken as Director RSUs under the RSU Plan, DSUs under the existing DSU Plan (described above), or a combination of both. Under the RSU Plan and the DSU Plan, directors shall elect the percentage of their remuneration to be received in the form of Director RSUs or DSUs once each calendar year but prior to December 31 in the calendar year preceding the calendar year to which the election will apply. U.S. directors must also elect the redemption date for their Director RSUs at such time. All Director RSUs awarded to directors’ vest immediately and will expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs at any time after grant.

The number of Director RSUs to be granted to each individual shall be determined by dividing (a) the intended value of the director remuneration by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant day) of a Share as at the grant date, rounded to the nearest whole of a Director RSU. If a dividend is paid on the Shares, each participant will be allocated additional Director RSUs equal in value to any dividend paid on the Shares multiplied by the number of Director RSUs held by the participant, divided by the market value of the Shares.

Upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable withholding taxes; or (C) a combination of (A) and (B), at the election of the participant.

If a director participant in the RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

Administration of the RSU Plan

Under the RSU Plan, a maximum of four million (4,000,000) Shares are available for issuance, provided that Shares reserved for issuance pursuant to RSUs (meaning Employee, Discretionary and Director RSUs) which are cancelled, terminated without having been redeemed, or are redeemed for cash, will again be available for issuance under the RSU Plan, except that Shares underlying a RSU granted prior to December 8, 2016 which are redeemed for cash will not again be available for issuance under the RSU Plan. Under no circumstances may the RSU Plan, together with all of Centerra’s other security based compensation arrangements, result in (a) the number of Shares issuable pursuant to the RSUs and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

If a participant under the RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

The RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board of Directors on all matters requiring approval of the Board of Directors. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the RSU Plan, the number of securities subject to the RSUs and the number of RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the RSU Plan or any RSU, amendments to the termination or early termination provisions of the RSU Plan or any RSU and amendments necessary to suspend or terminate the RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of RSUs under the RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the RSU Plan; (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). If the RSU Plan is terminated, its provisions will continue as long as RSUs or rights remain outstanding.

Directors’ Share Ownership

Centerra has established a Share Ownership Policy for its non-executive directors of Shares with a value equal to three times their annual retainer (from time to time), to be achieved within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The director Share ownership required amounts are set out in each nominee director’s profile. See “Business to be Transacted at the Meeting – Election of Directors”.

Mr. Perry, as President and CEO, is not remunerated for his service on the Board and, as a result, is not subject to the minimum ownership requirement that applies to non-executive directors of Centerra. However, he is subject to the minimum ownership requirements that apply to executives of Centerra. See, “Executive Share Ownership”.

Since the value of DSUs and Director RSUs are tied directly to Centerra’s Share price, DSUs and Director RSUs count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting. When calculating the market value of the Share ownership of directors, Shares held are valued at the higher of cost and current fair market value (5-day VWAP). DSUs and Director RSUs are valued at the greater of the fair market value at the date of award/grant and the current fair market value.

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

Director incentive plan awards take the form of DSUs and Director RSUs. The following sets out share-based awards (DSUs and Director RSUs) for the Company’s directors as of December 31, 2019. DSUs do not vest until the director ceases to hold any positions with the Company. Director RSUs vest immediately but are redeemed and paid at the election of the directors. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2019 and were not redeemed in 2019. DSUs and Director RSUs redeemed during 2019 are found in the next table. Non-executive directors of Centerra do not have any option-based awards or any non-equity incentive plan compensation.

		Share-based Awards(1)
Name	Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of share- based awards that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested share- based awards (Director RSUs) not paid out or distributed ($)(2)
Richard Connor	58,063	599,791	0	0
Dushen Kasenov	0	0	2,940	30,370
Maksat Kobonbaev	0	0	5,447	56,268
Stephen Lang	0	0	61,230	632,506
Askar Oskombaev	0	0	15,605	161,200
Michael Parrett	0	0	85,699	885,271
Jacques Perron	0	0	0	0
Sheryl Pressler	31,966	330,209	2,940	30,370
Bruce Walter	147,905	1,527,859	29,368	303,371
Susan Yurkovich	38,907	401,909	0	0
(1)	Share-based awards for director compensation can be either in the form of DSUs or Director RSUs. Director RSUs vest immediately upon their grant by the Company but are not paid out or distributed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra. In contrast, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.

(2)	The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director by the closing price on the TSX of Centerra’s Shares on December 31, 2019, which was $10.33.

Directors Incentive Plan Awards (Value Vested During 2019)

Director Restricted Share Units

The following Director RSUs were redeemed for cash or common shares in 2019 by former directors:

Director Name	Termination Date (Date when Ceased being A Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)
Eduard Kubatov	May 1, 2019	June 30, 2019 August 19, 2019	10,000 9,422	92,700 111,557
Nurlan Kyshtobaev	May 1, 2018	February 4, 2019	5,303	35,743
Bektur Sagynov	May 1, 2019	March 29, 2019	2,000	14,760
		May 14, 2019	3,377	25,328
		June 30, 2019	11,058	102,511
		August 19, 2019	5,990	70,922
		October 30, 2019	1,990	24,835
(1)	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the shares on the TSX, for the five trading days immediately before the Redemption Date. Relevant market prices for redemptions are as follows: February 4 - $6.74; March 29 - $7.38; May 14 - $7.50; June 30 - $9.27; August 19 - $11.84; October 30 - $12.48. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely.

The following Director RSUs were redeemed for cash or common shares in 2019 by current directors:

Director Name	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)
Richard Connor	February 14, 2019	5,075	34,508
Dushen Kasenov	June 30, 2019	2,082	19,303
	September 30, 2019	2,507	28,875
Maksat Kobonbaev	August 16, 2019	2,082	24,675
Stephen Lang	March 31, 2019	7,771	56,959
	June 30, 2019	8,292	76,864
	September 30, 2019	6,494	74,816
	December 31, 2019	8,767	86,092
Askar Oskombaev	September 30, 2019	10,000	115,200
Jacques Perron	March 31, 2019	3,939	28,875
	June 30, 2019	3,115	28,875
	September 30, 2019	2,507	28,875
	December 31, 2019	2,940	28,875
Sheryl Pressler	February 14, 2019	5,075	34,508
	May 14, 2019	3,939	29,545
	August 14, 2019	3,115	36,818
	November 14, 2019	2,507	27,076
(1)	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Relevant market prices for redemptions are as follows: February 14 - $6.80; March 31 - $7.33; May 14 - $7.50; June 30 - $9.27; August 14 - $11.82; August 16 - $11.85; September 30 - $11.52; November 14 - $10.80; and December 31- $9.82. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely.

REPORT ON CORPORATE GOVERNANCE

The Board and management believe that sound and effective corporate governance is essential to Centerra’s performance. Centerra has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the Nominating and Corporate Governance Committee of the Board reviews Centerra’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The following statement sets out a description of Centerra’s corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board Mandate

The Board supervises the conduct of the affairs of the Company directly and through its committees. In so doing, the Board acts in the best interests of the Company. In addition, the Board recognizes the importance of the enhancement of both short and longer-term value. In carrying out its responsibilities, the Board appoints the executive officers of the Company and meets with them on a regular basis to receive and consider reports on the Company’s business. The Board holds regularly scheduled meetings, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings. Between January 1, 2019 and December 31, 2019, the Board held 13 meetings.

The fundamental responsibility of the Board is to supervise the management of Centerra’s business and affairs with a view to sustainable value creation for all shareholders. Centerra’s Board promotes fair reporting, including financial reporting, to shareholders and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

The Board is, among other matters, responsible for the following:

•	selection, appointment, evaluation and, if necessary, termination of the CEO and the other executive officers;

•	adoption of a strategic planning process and approval of strategic plans;

•	risk management policies and procedures;

•	policies and procedures regarding the integrity of financial reporting and information management;

•	oversight of estimates of Centerra’s reserves by management;

•	human resources policies;

•	health, safety and environmental policies;

•	disclosure policies and procedures;

•	corporate governance;

•	environmental and social governance; and

•	certain other matters which may not be delegated by the Board under applicable corporate law.

The Board has adopted a formal written mandate which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The full text of the Board Mandate is set out in Appendix A. A copy can also be found on Centerra’s website at www.centerragold.com.

Directors regularly meet individually or in groups with senior management in work sessions to obtain further insight and provide guidance into the operations of the Company and its subsidiaries, and are involved on a regular basis in discussions with management. Each Board committee may engage outside advisors at the expense of the Company. Individual directors are also free to consult with members of senior management whenever required and to engage outside advisors, at the expense of the Company, with the authorization of the Nominating and Corporate Governance Committee.

The Board Chair

The Board appointed Mr. Parrett as the Chair of the Board as of October 1, 2019, as part of a board transition following Mr. Lang’s decision not to stand for re-election to the Board at its 2020 annual meeting. Mr. Lang served as the Chair of the Board since the 2012. Mr. Parrett has been independent member of the Board since May 8, 2014.

Pursuant to the Board Mandate, the Chair is principally responsible for overseeing the operations and affairs of the Board. The Chair’s responsibilities include leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; confirming that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independent from management; acting as a liaison between the Board and senior management; encouraging effective communication between the Board and the CEO, and working with the CEO, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within Centerra.

Position Descriptions of Board Chair and Chief Executive Officer

The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities of the Chair. This position description is reviewed by the Board annually. The position description for the Chair of the Board is contained in the Board’s Mandate. The Board’s Mandate also provides that the chair of each committee is responsible for determining the agenda, and the frequency and conduct of the meetings of that committee. The full text of the committee charters can be found at Centerra’s website.

The Board has also adopted a position description for Centerra’s CEO which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board annually.

Overseeing the Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing Centerra’s affairs. His or her key responsibilities involve articulating the vision for the Company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Annually, the Board (through the HRC Committee) sets objectives for the CEO which align with the Company’s strategic plan. These objectives include specific quantifiable goals and general goals which are not driven by a predetermined mathematical formula but are more qualitative.

The CEO is accountable to the Board and the Board committees. The Board conducts a formal review of his performance once per year.

The Board has established clear limits of authority for the CEO. These are described in Centerra’s delegation of financial authority policy. The Board receives reports from the CEO on Centerra’s operating activities as well as timely reports on certain non-operational matters, including finance, safety, health, environment, corporate social responsibility, safety, health, environment, corporate social responsibility, legal, government relations, business development, human resources, corporate governance, investor relations and insurance matters.

Strategic Planning

The Board works with management in developing the overall business strategy of the Company and the annual business plans for achieving its objectives, which form the annual objectives for the CEO. The Board receives regular updates from management regarding management’s implementation of the business strategy.

Along with those matters which must by law be approved by the Board, key strategic decisions are also submitted by management to the Board for approval or discussion. In addition to approving specific corporate actions, the Board reviews and approves the reports issued to shareholders, including annual and interim financial statements and management information circulars.

Independence of Board Members

Centerra’s Board has assessed the independence of each director. In determining independence, the Board examined and relied on the definition of independence in NI 58-101. After considering a wide variety of factors and information disclosed by each director, the Board has determined that a majority (73%) of the current directors (eight of eleven) are independent. Mr. Walter became independent of the Company effective May 17, 2019. Mr. Perron was a member of management of a subsidiary of Centerra, Thompson Creek Metals Company Inc. He became independent of the Company effective October 20, 2019 upon the expiry of the three-year period. Mr. Perry is not independent because, as President and CEO, he is a member of management. Mr. Oskombaev is not independent due to his role with Kyrgyzaltyn. Mr. Kasenov is not independent because he previously served as a member of management of Kumtor Gold Company, a subsidiary of the Company. All other current directors are independent of the Company.

To ensure that the Board is able to discharge its responsibilities independently of management, the independent directors have regularly scheduled opportunities to meet separately from management and the non-independent directors following each meeting of the Board. In 2019, the independent members of the Board met 10 times.

Interlocking Directorships

An “interlock” occurs where two or more Board members are also board members of another public company. Currently, the members of the Board do not have any interlocking directorships and, as such, the Company has not found a need to adopt a formal policy relating to interlocking directorships.

Majority Voting and Advance Notice Nominations

The Board has adopted a majority voting policy for the election of directors. The majority voting policy requires that if a director nominee fails to receive more than 50% of votes cast in favour of his or her election at an uncontested meeting of shareholders at which directors are being elected, then that director nominee shall be considered not have to have received the support of shareholders, even if elected as a matter of corporate law. Such a director nominee will be expected to forthwith tender his or her resignation to the Nominating and Corporate Governance Committee, which will review the resignation and make recommendations to the Board as to whether the resignation should be accepted. The resignation will only be effective once accepted by the Board and the affected nominee shall not participate in the deliberations of the Nominating and Corporate Governance Committee or the Board in this regard. The Board will resolve to accept or not accept the resignation as soon as possible and, in any event, within 90 days of the relevant shareholders’ meeting. If the Board accepts the resignation of the director, the Board may leave the resulting vacancy unfilled until the next annual general meeting of shareholders, it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions. If the Board does not accept the resignation of the director, the Board will promptly advise the shareholders of the decision and the reasons for not accepting the resignation.

In addition to a majority voting policy, the Company’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Company of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Company would be required to include in a management information circular in respect of the election of directors. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.

In the case of an annual meeting of shareholders, notice to the Company must be received not later than 30 and not earlier than 65 days prior to the date of the annual meeting; provided, however, that if the first public announcement of the date of the annual meeting is less than 50 days prior to the meeting, notice must be received not later than the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Company must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

Skills Matrix

The matrix below shows the Board’s mix of skills and experience in areas that are important to the Company’s business. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to the Board. The skills matrix is based on self-assessments by the directors and other information disclosed by current nominee directors in annual questionnaires:

	Board Experience	International Experience	Mining, Exploration & Operations	Operations	Human Resources	Financial Literacy	Corporate Responsibility and Sustainable	Legal	Managing/Leading Growth	Investment Banking /Mergers & Acquisitions	Government Relations / Indigenous Relations	Business Judgment	Industry Knowledge	Senior Officer
Richard Connor	✓	✓	✓		✓	✓			✓	✓		✓	✓
Dushen Kasenov		✓	✓	✓			✓				✓		✓
Maksat Kobonbaev		✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓
Stephen Lang	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Askar Oskombaev			✓						✓	✓	✓	✓	✓
Michael Parrett	✓	✓	✓		✓	✓			✓	✓		✓	✓	✓
Jacques Perron	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Scott Perry	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Sheryl Pressler	✓		✓		✓	✓			✓	✓		✓	✓	✓
Bruce Walter	✓	✓	✓			✓	✓	✓	✓	✓	✓	✓	✓	✓
Paul Wright	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓
Susan Yurkovich	✓	✓			✓		✓		✓		✓	✓	✓	✓

Overseeing and Managing Risk

The Board is responsible for overseeing Centerra’s policies and processes to identify the Company’s principal business risks and to confirm that systems are in place to mitigate these risks where prudent to do so. In particular, the Risk Committee oversees the policies, process and systems for the identification, assessment and management of the Company’s principal strategic, financial and operational risks. In addition, the Board and its standing committees manage various types of risks as follows:

•	Audit Committee: The Audit Committee monitors financial related risks, including risks relating to internal controls over financial reporting, the delegation of financial authority, and financial risk management policies. The Audit Committee also oversees the Company’s disclosure controls and procedures, code of ethics and international business conduct (anti-corruption) policies.

•	Human Resources and Compensation Committee: The HRC Committee oversees and manages compensation related risks and retention and succession risks.

•	Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee oversees risks related to corporate governance matters.

•	Sustainable Operations Committee: The Sustainable Operations Committee oversees risks relating to safety, health, environment, sustainability and mineral reserves matters.

Committees of The Board of Directors

Each standing Board committee operates under a written charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. The charters are reviewed annually by the relevant committee and the Nominating and Corporate Governance Committee may make recommendations to the Board for changes. Below is a summary of the current composition of the Board committees and a brief description of the responsibilities of each committee and its members.

Committee	Members	Independence
Audit Committee	Richard Connor (Chair)	Independent
	Michael Parrett	Independent
	Sheryl Pressler	Independent

Human Resources &	Susan Yurkovich (Chair)	Independent
Compensation Committee	Richard Connor	Independent
	Stephen Lang	Independent
	Michael Parrett	Independent

Nominating & Corporate	Sheryl Pressler (Chair)	Independent
Governance Committee	Stephen Lang	Independent
	Michael Parrett	Independent
	Susan Yurkovich	Independent

Risk Committee	Jacques Perron (Chair)	Independent
	Richard Connor	Independent
	Dushen Kasenov	Non-independent
	Maksat Kobonbaev	Independent
	Stephen Lang	Independent
	Askar Oskombaev	Non-independent

Sustainable Operations	Bruce Walter (Chair)	Independent
Committee	Dushen Kasenov	Non-independent
	Maksat Kobonbaev	Independent
	Stephen Lang	Independent
	Askar Oskombaev	Non-independent
	Jacques Perron	Independent
	Sheryl Pressler	Independent
	Susan Yurkovich	Independent

Special Committee	Bruce Walter (Chair)	Independent
	Richard Connor	Independent
	Sheryl Pressler	Independent

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

●	financial reporting;

●	the external auditor;

●	the internal auditor;

●	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;

●	whistleblower process;

●	internal controls over financial reporting and disclosure controls; and

●	any additional matters delegated to the Audit Committee by the Board.

The Board has determined that all of the Audit Committee members are financially literate as required by applicable securities legislation. In 2019, the Audit Committee met 5 times.

Information regarding the Audit Committee can be found under “Audit Committee” in the Company’s Annual Information Form (“AIF”). A copy of the Company’s most recently filed AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1, Canada, Attention: John Pearson, Vice President, Investor Relations, or (416) 204-1953 or can be found on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

●	Centerra’s overall approach to corporate governance;

●	the size, composition and structure of the Board and its committees;

●	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;

●	orientation and continuing education for directors;

●	matters involving conflicts of interest of directors; and

●	any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

In 2019, the Nominating and Corporate Governance Committee met 8 times.

Human Resources and Compensation Committee

The HRC Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

●	the selection and retention of senior management;

●	the compensation of senior management;

●	senior management succession and development;

●	human resources policies; and

●	any additional matters delegated to the HRC Committee by the Board. In 2019, the HRC Committee met 5 times.

Sustainable Operations Committee

The Sustainable Operations Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

●	the establishment and review of Centerra’s safety, health and environmental policies;

●	management of the implementation of compliance systems;

●	monitoring the effectiveness of Centerra’s safety, health and environmental policies, systems and monitoring processes;

●	receiving audit results and updates from management with respect to Centerra’s health, safety and environmental performance;

●	reviewing the annual budget for safety, health and environmental operations;

●	the Company’s sustainability policies, programs and performance;

●	the estimation of reserves by management;

●	the review of reserve information before publication; and

●	any additional matters delegated to the Sustainable Operations Committee by the Board.

In 2019, the Sustainable Operations Committee met 5 times.

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

●	company-wide risk management practices;

●	overseeing that the executive team has in place processes designed to identify and assess the key risks that the organization faces and has established appropriate mechanisms designed to address those risks;

●	overseeing, in conjunction with other Board-level committees or the full Board, significant or critical risks, including strategic, financial and operational risks; and

●	clarifying the division of risk-related responsibilities to each Board committee and analysis to determine that the oversight of significant or critical risks is not overlooked.

In 2019, the Risk Committee met 5 times.

Special Committee

The Board has also established a Special Committee comprised entirely of independent directors, Bruce Walter (Chair), Richard Connor and Sheryl Pressler to, among other things, oversee, review, evaluate and consider transactions and matters relating to the KR Government.

In 2019, the Special Committee met 2 times.

Diversity of our Board and Officers

Centerra’s Diversity Policy

Centerra has a written diversity policy, which recognizes the importance to the Company of having a Board and senior leadership team with a diverse mix of skills, experiences, knowledge and backgrounds. The policy requires that the Company: (i) consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria but also having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments; (ii) consider the level of representation of women and other diverse groups on the Board and in executive officer positions when making recommendations for nominees to the Board or for appointment as executive officers and in general with regard to succession planning for the Board and executive officers; and (iii) when required, engage qualified independent external advisors to assist the Board in conducting its search for candidates that meet the foregoing criteria. The diversity policy also requires the Board and its committees to put forward diverse candidates when identifying candidates for election to the Board or appointment as executive officers.

The Nominating and Corporate Governance Committee and the HRC Committee periodically report to the Board on the implementation of the diversity policy. The diversity policy requires that progress be measured based on, among other things, the relative increase in diversity on the Board and in executive officer positions over time, as well the implementation of specific processes designed to foster the progression of diverse candidates to be considered for nomination or appointment. Centerra recognizes that it may be challenging for it to immediately identify a pool of qualified candidates that fully reflects the diversity that the Company seeks to promote. Centerra has therefore not adopted specific targets for either the Board or the senior leadership team, but will promote its objectives through various initiatives, including the women’s leadership program (as more fully described below) with a view to identifying and fostering the development of suitable candidates for nomination or appointment over time.

Diversity of Centerra’s Board and Senior Management

Board Diversity

Addressing the level of representation of women on the Centerra Board is a priority for the organization. As noted above, the Nominating and Corporate Governance Committee annually reviews the composition of the Board, including a review of the mix of skills and experience each director possesses.

Leadership Diversity

The Company does not set any fixed percentages or quotas regarding women in executive officer positions as it does not believe that gender alone should be the overriding factor when selecting the best candidate, rather all factors should be considered when assessing and determining the merits of a potential executive officer. To help develop the pool of capable and experienced candidates of women who can assume leadership positions within the organization, the Company launched a leadership program for women (Leading from Within) across its entire organization in 2018, focusing on developing its female employees to achieve their full career potential, including enhancing their network and positioning them for career success. Implementation of the program is ongoing, with approximately 100 women across the organization participating to date.

This women’s leadership program is part of a longer-term diversity and inclusion plan at Centerra, which is meant to consider how the Company can promote diversity in the broadest sense across the organization. While the initial focus of the plan is gender diversity, actions taken as part of the women leadership program to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly across the organization. The longer-term objective of the diversity and inclusion plan for Centerra is to include diversity in all the ways that people can be different – including visible differences such as gender, race, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, and education.

As of the date of this circular, the number of members of the Company’s Board and Senior Management who self-identify as members of the following designated groups are as follows:

Designated Group	Number of Board Members (%)	Number of Senior Management(1) (%)	Total(2)
Women	2/11 (18%)	1/6 (16.6%)	3/16 (18.75%)
Indigenous peoples (First Nations, Inuit, Metis)	0	0	0
Persons with Disabilities	0	0	0
Members of Visible Minorities	3/11 (27%)	2/6 (33%)	5/16 (31%)
(1)	Corresponds to CEO, CFO, and Vice Presidents in charge of a principle business unit, division or function, and anyone who performs a policy-making function within the organization. This definition aligns with the definition of “executive officer” generally found in Canadian securities laws.

(2)	Total of Board members and senior management does not add up to 17 because Scott Perry, who is a director and an officer is counted once.

Board Renewal

The Board’s mandate includes a mandatory retirement provision that allows directors to serve on the Board until the annual meeting of the Company next following their 75th birthday and that directors may not be re-elected after reaching age 75, unless this requirement is waived by the Board or the Nominating and Corporate Governance Committee for a valid reason.

The Board considered the recent appointment of six (6) new directors out of eleven (11) directors over the past several years - Mr. Kasenov and Mr. Kobonbaev (both elected in 2019), Ms. Yurkovich and Mr. Oskombaev (both elected in 2018) and Mr. Perron (in 2016), and the new Board nominee being proposed in this Circular (Mr. Paul Wright), and the related departure of several Board members in the last couple of years. It concluded that the existing Board renewal mechanism as well as the natural turnover of the Board continues to result in a good mix of directors with experience in the Company’s ongoing matters as well as new directors who can bring fresh voices to the Board’s discussion. Accordingly, the Board has not adopted term limits for directors.

Assessment Process

Annually, the Nominating and Corporate Governance Committee reviews the effectiveness of the Board, its committees and the Chair through the use of a confidential self-assessment questionnaire completed by each director. The results of the surveys are subsequently discussed by the Board.

The Nominating and Corporate Governance Committee, through the survey and interviews, assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.

Nomination of New Directors and Board Size

The Nominating and Corporate Governance Committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Company’s business as well as the requirements of the Company’s diversity policy discussed above. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

As noted elsewhere in the circular under the heading “Principal Holders of Voting Securities”, the Company has entered into a Restated Shareholders Agreement that provides that so long as Kyrgyzaltyn and its affiliates continue to hold 10% or more of Centerra’s outstanding Shares, Centerra has agreed to include in Centerra’s proposed slate of directors nominated for election, at each annual or special meeting at which directors are to be elected, two Board nominees designated by Kyrgyzaltyn, at least one of whom must be independent of the Kyrgyz Republic Government within the meaning of applicable securities laws in Canada. Should Kyrgyzaltyn and its affiliates own less than 10% but more than 5% of Centerra’s outstanding Shares, Centerra has agreed to include, in its proposed slate of directors, one nominee of Kyrgyzaltyn who shall not be required to be independent of the KR Government.

The Nominating and Corporate Governance Committee recommends candidates, including those nominated by Kyrgyzaltyn, for Board membership and Board members for re-nomination. Recommendations are based upon character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of the Company as well as the criteria laid out in the Company’s Diversity Policy.

The Nominating and Corporate Governance Committee maintains an understanding of the anticipated tenure of current directors, and the needs of the Board as a whole. Candidates are considered in light of the Board’s current and anticipated needs. Board members complete annual skills and experience self-assessments, which are reviewed by the committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.

The Board is of the view that its optimal size for effective decision-making and committee work is between 9-12 members.

Board Education Opportunities

Centerra provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. Centerra’s CEO, CFO and other senior executives provide new directors with detailed briefings on company strategy, operations, business development, legal, financial, exploration, human resources and investor and government relations matters.

Continuing education is provided by management through presentations to the Board and committees when any key business decisions are sought. Directors are briefed regularly on strategic issues affecting the Company. Board members are also encouraged to attend conferences or seminars at Centerra’s expense. The conference or seminar can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the member’s knowledge of the Company’s business. For example: (i) the HRC Committee received a presentation from its compensation consultant entitled “Canadian Executive Compensation ‘Hot Topics’”; (ii) the Nominating and Corporate Governance Committee received a presentation from its external legal adviser on “Trends in Corporate Governance” and (iii) the Sustainable Operations Committee received regular presentations from the Company’s Vice President, Security, Sustainability & Environment on topics, including “Responsible Gold Mining Principles”.

Board members are also encouraged to visit the Company’s main operating sites and regularly do so, including visits by Board members to our Kumtor Mine in the Kyrgyz Republic and our Mount Milligan Mine in British Columbia, Canada. In 2019, members of the Board held meetings at the Company’s Öksüt Property which was under construction at the time.

Compensation of Directors

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The HRC Committee reviews directors’ compensation annually with the assistance of an independent consultant and makes recommendations to the Board. A $4,000 increase to the retainer of one committee chair resulted from the annual review carried out in 2019. The HRC Committee is comprised entirely of independent directors.

Codes of Ethics

Centerra’s Board expects all of Centerra’s directors, officers and employees to conduct themselves in accordance with the highest ethical standards.

Centerra’s Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. Employees with such concerns may report their concerns directly or, if they so wish, in a confidential or anonymous manner to: (i) the General Counsel and Corporate Secretary of the Company, (ii) the Chair of the Audit Committee, or (iii) a 24 hour-a-day compliance hotline, a service which is operated by a third party and is available in the local languages of the Company’s operating subsidiaries. As set out in the Code of Ethics, an employee who, in good faith, reports a concern is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors, which sets out the ethical standards that apply to directors in the exercise of their duties. Directors are required to promptly report all actual, potential or perceived conflicts of interest to the Corporate Secretary, who is in turn required to bring such conflicts to the attention of the Nominating and Corporate Governance Committee. Directors may not participate in discussions, deliberations or decision-making in which they have a conflict of interest.

All directors and mid-level and senior employees of Centerra are required to sign an annual compliance certificate relating to the Code of Ethics and, in addition, employees and contractors undergo training on the Code of Ethics. The Audit Committee receives an annual compliance report for employees, and the Nominating and Corporate Governance Committee receives an annual report on directors’ compliance. Issues arising between annual reporting are brought to the attention of the appropriate committee.

Copies of the Codes of Ethics for employees and directors can be found on Centerra’s website at www.centerragold.com and are also available in print upon request.

Disclosure and Insider Trading Policy

Centerra’s Board has adopted and periodically reviews and updates Centerra’s written corporate disclosure and insider trading policy. The policy addresses the following matters:

●	establishes a process for the disclosure of material information;

●	establishes a process for reviewing news releases, corporate documents and public oral statements before they are issued;

●	sets out the obligations of Centerra’s directors, officers and other employees to preserve the confidentiality of undisclosed material information;

●	sets out the prohibitions applicable to Centerra’s directors, officers and other employees with respect to illegal insider trading and tipping; and

●	prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares.

Shareholder/Investor Communications and Feedback

The Company has procedures in place to effectively communicate with its stakeholders, including its shareholders, employees and the general public. The fundamental objective of these procedures is to ensure an open, accessible and timely exchange of information with shareholders, employees and other stakeholders concerning the business, affairs and performance of the Company. This includes quarterly conference calls with industry analysts, investors/shareholders and media representatives in conjunction with the release of the Company’s financial results, as well as regular presentations to or meetings with industry analysts, institutional shareholders and with potential investors. Through the Company’s website, shareholders and other stakeholders may access webcasts of these conference calls and most of the presentations made by the Company to the investment community. The Company’s management includes an experienced investor relations professional who is dedicated to working closely with members of the investment community, institutional investors and individual shareholders.

In addition, the Company has in place procedures to ensure that inquiries or other communications from shareholders are answered by an appropriate person in the Company.

During 2019, the President and CEO, Vice President of Investor Relations and other members of senior management including the COO and CFO, held over 200 meetings with shareholders and institutional investors, attended 10 industry conferences, gave 16 sales desk presentations at different investment firms, hosted six retail broker presentations in various major cities in Canada and the U.S., and hosted two Kumtor Mine site tours and one Öksüt Mine site visit for research analysts, shareholders and institutional investors.

You may contact the Board or Centerra’s independent directors as a group by writing to them c/o Chair of the Board, Centerra Gold Inc., 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

Centerra’s directors and officers are covered under go-forward and run-off directors’ and officers’ liability insurance policies. The aggregate limit of liability applicable to those insured directors and officers under the policies is US$50 million for the run-off policy and US$75 million for the go-forward policy, inclusive of defense costs. The go-forward policy is a twelve-month policy which is renewed annually, whereas the run-off policy provides coverage for actions by directors and officers that predate June 30, 2009. The run-off policy expires on June 30, 2021. There is no deductible for officers or directors under these policies, for non-indemnifiable claims made against them for a wrongful act. Where Centerra or a subsidiary has indemnified a director or officer, the policy provides reimbursement coverage for losses over a deductible of US$250,000 for claims covered by the go-forward policy and $100,000 for claims covered by the run-off policy. The policies provide for a US$250,000 deductible in respect of securities claims. The premium paid by Centerra in 2019 was US$330,375 for the go-forward policy. The one-time premium paid in 2018 for the three-year extension to the run-off policy was US$220,000.

Centerra’s by-laws also provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. Centerra has also entered into agreements with each of its directors and officers providing for indemnification and related matters.

INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of Centerra, nor any proposed nominee for election as a director of Centerra, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Information regarding interests of informed persons in material transactions can be found under the heading “Interest of Management and Others in Material Transactions” in the Company’s AIF. A copy of the AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1, Canada, Attention: Vice President, Investor Relations, or (416) 204-1953 or can be found on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The Canada Business Corporations Act permits eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2021 is December 24, 2020.

ADDITIONAL INFORMATION

Financial information for the financial year ended December 31, 2019 have been provided with this Circular. Securityholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1, or (416) 204-1953, Attention: Vice President, Investor Relations.

Copies of the Company’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Circular are available to anyone, upon request, from the Secretary of the Company or from the Vice President, Investor Relations, and without charge to securityholders of the Company.

The Annual Report (including the annual financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR at www.sedar.com and the Company’s website at www.centerragold.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

By Order of the Board of Directors

(signed) “Wendy Yu”
Wendy Yu
Assistant Corporate Secretary
Toronto, Ontario
March 24, 2020

APPENDIX A

CENTERRA GOLD INC.

BOARD MANDATE

1.	GENERAL

The Board of Directors (the “Board”) believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Nominating and Corporate Governance Committee.

The Board has adopted this mandate to assist it in supervising the management of the business and affairs of the Corporation as required under applicable legislation and stock exchange rules.

The Board will revise this mandate from time to time based on its assessment of the Corporation’s needs, legal and regulatory developments and best practices. The Nominating and Corporate Governance Committee will review this mandate annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	THE BOARD’S RESPONSIBILITIES

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to sustainable value creation for all shareholders. The Board discharges this responsibility by developing and determining policy by which the business and affairs of the Corporation are to be managed and by overseeing management of the Corporation. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

3.	DIRECTORS’ RESPONSIBILITIES

The primary responsibility of individual directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In order to fulfill this responsibility, each director is expected to:

●	develop and maintain a thorough understanding of the markets in which the Corporation conducts business, its strategy and business operations and its financial position and performance;

●	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

●	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

●	engage in continuing education programs for directors, as appropriate; and

●	attend all meetings of the Board and any committee of which he or she is a member.

4.	BOARD COMPOSITION

(a)	Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. The Corporate Governance and Nominating Committee will also take into consideration the representation of women in the director identification and selection process

Directors who change their principal occupation are expected to advise the Nominating and Corporate Governance Committee and, if determined appropriate by the Nominating and Corporate Governance Committee, resign from the Board.

(b)	Director Independence

The Board believes that, except during periods of temporary vacancies, the majority of its members should be independent. For the purposes of this mandate, “independent” means the standard of independence applicable to audit committee members as set out in National Instrument 52-110 – Audit Committees, as amended from time to time.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

(c)	Board Size

The Board is of the view that a size of between 9 and 12 members is conducive to effective decision-making and committee work.

(d)	Retirement

Directors may serve on the Board until the annual meeting of the Corporation next following their 75th birthday, and may not be re-elected after reaching age 75, unless this requirement has been waived by the Board, or the Nominating and Corporate Governance Committee, for a valid reason.

(e)	Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year.

(f)	Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(g)	Service on Other Boards

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

5.	BOARD DUTIES

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)	selection, appointment, evaluation and, if necessary, termination of the Chief Executive Officer;

(b)	satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation;

(c)	succession planning, including appointing, counseling and monitoring the performance of executive officers;

(d)	human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers;

(e)	adoption of a strategic planning process, approval of strategic plans and monitoring corporate performance against those plans;

(f)	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

(g)	policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and to confirm that systems are in place to mitigate these risks where prudent to do so;

(h)	policies to confirm ethical behaviour of the Corporation and its employees, and compliance with laws and regulations;

(i)	policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting;

(j)	assessment of the effectiveness of the Board and its committees;

(k)	confirming that an appropriate orientation program is in place for new directors and that continuing education opportunities are available for all directors;

(l)	definition of the duties and the limits of authority of senior management, including approving a position description for the Chief Executive Officer;

(m)	communications policy of the Corporation;

(n)	health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations;

(o)	policies on corporate social responsibility and sustainable development and oversight of management’s efforts to implement the policies in the jurisdictions where it operates;

(p)	oversight of the estimation of reserves by management;

(q)	corporate governance including the relationship of the Board to management and confirming that the Corporation has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

(r)	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(s)	approval of directors for nomination and election and recommendation of the auditors to be appointed at shareholders’ meetings and filling a vacancy among the directors or in the office of the auditor; (t) issuance of securities of the Corporation;

(u)	declaration of dividends and establishment of the dividend policy for the Corporation;

(v)	approval of the annual audited financial statements, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(w)	adoption, amendment or repeal of by-laws of the Corporation;

(x)	review and approval of material transactions not in the ordinary course of business; and

(y)	other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Corporation.

6.	DELEGATION TO MANAGEMENT

The Board may delegate by resolution, from time to time, financial authority to the Chief Executive Officer (who may sub-delegate such authority to others within the Corporation as appropriate).

7.	CHAIR

(a)	Appointment

The Board will in each year appoint from among its members a Chair. The Chair of the Board shall be an independent director unless the Board concludes that the best interests of the Corporation would be otherwise better served. If such Chair is not independent, then the independent directors shall appoint a Lead Director who shall be independent.

(b)	General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

(c)	Specific Role and Responsibilities

The Chair will (subject to the responsibilities of the Lead Director as set out in Section 8, if Chair is not independent):

●	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;

●	preside as chair at all meetings of the Board and shareholders;

●	set the agenda of the board and shareholders’ meetings, in consultation with the Corporate Secretary and the Chief Executive Officer;

●	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;

●	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board;

●	together with the Chief Executive Officer, approach potential candidates for Board membership, once candidates have been identified and selected by the Nominating and Corporate Governance Committee, to explore their interest in joining the Board;

●	serve as an ex officio member of all Board committees, provided that if the Chair is not independent, he or she will not serve as a member of any committee required to be composed entirely of independent directors;

●	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;

●	consistent with encouraging effective communication between the Board and the Chief Executive Officer, confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;

●	chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;

●	confirm proper and timely documentary filings and fulfillment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors when necessary;

●	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;

●	work with the Chief Executive Officer, the chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Corporation;

●	at the request of the Chief Executive Officer, represent the Corporation to shareholders and external stakeholders, including local community groups, aboriginals, government, and non-governmental organizations; and

●	perform additional duties requested by the Board.

8.	LEAD DIRECTOR

(a)	Appointment

A Lead Director appointed pursuant to Section 7(a), shall have the responsibilities outlined in Section 8 (b) below.

(b)	Specific Role and Responsibilities

●	coordinate the activities of the independent directors;

●	preside at all meetings of the Board at which the Chair is not present, including meetings of independent directors and communicate the results of such meetings to the Chair and Chief Executive Officer as appropriate;

●	call meetings of the independent directors, as appropriate;

●	serve as liaison between the Chair, Chief Executive Officer and the independent directors;

●	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;

●	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from time to time;

●	correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors’ matters;

●	provide support to the Chair, Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Corporation; and

●	perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

(c)	General

If the Lead Director has a conflict of interest, the Chair of Nominating and Corporate Governance Committee shall serve as the Lead Director with respect to matters concerning any conflict of interest.

9.	CORPORATE SECRETARY

(a)	Appointment

The Board will appoint an individual to act as the Corporate Secretary.

(b)	General

The Corporate Secretary is responsible for assisting the Chair in managing the operations and affairs of the Board and for performing additional duties requested by the Chair or the Board or any of its committees.

(c)	Specific Role and Responsibilities

The Corporate Secretary will:

●	oversee the preparation of all materials for shareholders which relate to the election of directors or the matters discussed in these guidelines;

●	confirm that all notices and materials are delivered to shareholders and directors in a timely manner;

●	confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded;

●	confirm proper and timely documentary filings and fulfilment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors, when necessary;

●	maintain the Corporation’s books and records and oversee the security and application of the corporate seal;

●	administer the operations of the Board and its committees;

●	monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business; and

●	perform additional duties requested by the Chair or the Board or any of its committees.

10.	BOARD COMMITTEE

(a)	General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Sustainable Operations Committee and the Risk Committee.

(b)	Chair

The Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee, the Sustainable Operations Committee and the Risk Committee are each chaired by a director who is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(c)	Charters

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Nominating and Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website and printed copies will be made available to any shareholder upon request. Below is a brief description of the responsibilities of each committee.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements (other than with respect to health, safety and the environment); compliance with the Code of Ethics Policy; the qualifications and independence of the Corporation’s external auditors; the design and implementation of internal controls over financial reporting and disclosure controls; management of financial risks as delegated by the Board; related party transactions; the performance of the Corporation’s internal audit function; and any additional matters delegated to the Audit Committee by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the Corporation’s overall approach to corporate governance; the size, composition and structure of the Board and its committees; the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees; orientation and continuing education for directors; matters involving conflicts of interest of directors; and any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for supporting the Board in making recommendations in regard to its oversight responsibilities and to review and, at its discretion, approve certain recommendations proposed by management. The Human Resources and Compensation Committee reviews and recommends to the Board the selection and appointment of officers of the Corporation; the compensation philosophy, competitive positioning and competitive objectives in the market all of which drive the design of components and administration; the compensation and employment agreement of the CEO as recommended by the Chair of the Board and by the Human Resources and Compensation Committee; grants of stock options to eligible participants; succession planning pertaining to all executive officers, based on recommendations of the chair of the board and the CEO; and any additional matters delegated to the Human Resources and Compensation Committee by the Board. The Human Resources and Compensation Committee oversees and approves the compensation and employment agreements of the direct reports to the CEO as reviewed and recommended by the Chair of the Board; the objectives and design of the compensation program of the company consistent with the compensation philosophy, competitive positioning and competitive objectives approved by the Board (these objectives and designs, along with their components and descriptions/plans, will satisfy the goal of providing sufficient competitive compensation to attract, retain and motivate senior management to maximize shareholder value); major human resources policies recommended by the CEO; management’s recommendation on annual merit increases consistent with the budget approved by the Board; special recognition payments under the CEO Awards Program which are recommended to be $50,000 or greater; and the administration of all equity-based compensation plans, subject to reporting to the Board.

Sustainable Operations Committee

The Sustainable Operations Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities on matters relating to safety, health, environment, corporate social responsibility and reserves including the establishment of, and review of compliance with, appropriate safety, health and environment and corporate social responsibility policies and programs, receiving reports from management and reviewing budgets, reviewing the Corporation’s designated qualified persons for estimation of reserves and resources, receiving updates from management on key operational and technical issues, reviewing the Corporation’s publication of new reserve and resource information and annual reserve statements, and reviewing annual reconciliation of reserve and resource information to mine production.

Risk Committee

The Risk Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities in relation to the policies, processes and systems for the identification, assessment and management of the Corporation’s principal strategic, financial, and operational risks including: (i) overseeing that the executive team has in place a process designed to identify and assess the key risks that the organization faces and has established an appropriate mechanism designed to address those risks; (ii) overseeing, in conjunction with other Board-level committees or the full Board, significant or critical risks, including strategic, financial and operational risks; and (iii) overseeing the division of risk-related responsibilities to each Board committee as clearly as possible and analyze to determine that the oversight of any significant or critical risks is not overlooked.

11.	BOARD AND COMMITTEE MEETINGS

(a)	Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chair, the Chief Executive Officer or any two committee members.

Board meetings are held at a location determined by the Chair and meetings of each committee are held at a location determined by the committee chair.

(b)	Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

(c)	Agenda

The Chair establishes the agenda for each Board meeting in consultation with the Corporate Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(d)	Non-Management Sessions

Non-management directors meet separately at every Board meeting without management present. The Chair informs management of the substance of these meetings to the extent that action is required by them.

(e)	Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

(f)	Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(g)	Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

(h)	Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

(i)	Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

(j)	Corporate Secretary

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

(k)	Minutes of Meetings

The Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

12.	DIRECTOR COMPENSATION

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Human Resources and Compensation Committee reviews directors’ compensation annually with this criterion in mind and makes recommendations to the Board.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

To further align the interests of directors with those of other shareholders, directors are paid a portion of their fees in deferred share units and restricted share units.

Directors are reimbursed by the Corporation for reasonable travel expenses incurred in connection with their duties as directors.

13.	SHARE OWNERSHIP REQUIREMENTS

Directors are required, within five years of their initial appointment to the Board, to acquire and hold deferred share units, restricted share units, common shares or any other equity-based awards of the Corporation designated by the Board from time to time, with a value equal to at least three times the amount of their annual retainer for service as a director (excluding travel, meeting and committee chair fees) such value to be determined at the greater of cost or market value of such securities.

14.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer.

The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Corporate Governance Committee.

16.	PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

The Nominating and Corporate Governance Committee annually reviews the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Corporate Governance Committee annually reviews the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

The Nominating and Corporate Governance Committee evaluates individual directors to assess their suitability for nomination for re-election.

17.	CODES OF ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

The Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors which sets out the ethical standards that apply to directors in the exercise of their duties.

Both Codes are posted on the Corporation’s website and are available in print to any shareholder who requests a copy.

18.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

19.	CONFLICTS OF INTEREST

Each director is required to inform the Nominating and Corporate Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

20.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Centerra Gold Inc.
c/o Corporate Secretary
Centerra Gold Inc.
Suite 1500 – 1 University Avenue
Toronto, Ontario, Canada M5J 2P1